Exhibit 99.61

Note to Reader

PyroGenesis Canada Inc.

Warrant Indenture

Please be advised that the attached warrant indenture dated November 10, 2020 (the “Warrant Indenture”) supersedes the warrant indenture filed on November 11, 2020 (the “Original Warrant Indenture”). The Original Warrant Indenture contained typographical errors on the cover page and in the lead-in to section 2.1, indicating that there was a total of 1,772,922 warrants created and authorized to be issued, whereas the correct amount of warrants created and authorized to be issued is 1,772,982. We are therefore filing the Warrant Indenture to correct this.

PYROGENESIS CANADA INC.

WARRANT INDENTURE

Providing for the issue of

up to 1,772,982 Warrants

November 10, 2020

-i-

WARRANT INDENTURE

THIS WARRANT INDENTURE made as of November 10, 2020.

BETWEEN:

PYROGENESIS CANADA INC., a corporation existing under the laws of Canada

(the “Corporation”)

AND:

AST TRUST COMPANY (CANADA), a trust company existing under

the laws of Canada and authorized to carry on business in all provinces of Canada

(the “Warrant Agent”)

WHEREAS in connection with the public offering by the Corporation of up to 2,917,000 Units pursuant to a short form prospectus (“Prospectus”) dated November 3, 2020 (the “Offering”), the Corporation proposes to issue up to 1,772,982 Warrants (as defined below), of which up to 218,775 Warrants are issuable upon the exercise of the Over-Allotment Option (as defined below) and of which up to 95,707 Warrants (as defined below) are issuable upon the exercise of the Compensation Option (as defined below);

AND WHEREAS each Warrant entitles the holder thereof to purchase, subject to adjustment in certain events, one Warrant Share at a price of $4.50 at any time prior to the Expiry Time (as defined below);

AND WHEREAS, for such purpose, the Corporation deems it necessary to create and issue Warrants and Warrant Certificates to be constituted and issued in the manner hereinafter set forth;

AND WHEREAS the Corporation is duly authorized to create and issue the Warrants to be issued as herein provided;

AND WHEREAS all things necessary have been done and performed to make the Warrants, when Authenticated (as defined below) or certified by the Warrant Agent and issued as provided in this Indenture (as defined below), legal, valid and binding upon the Corporation with the benefits of and subject to the terms of this Indenture;

AND WHEREAS the foregoing recitals are made as statements of fact by the Corporation and not by the Warrant Agent;

AND WHEREAS the Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1

INTERPRETATION

1.1       Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith, the following words have the respective meaning indicated below:

(a)	“Acceleration Notice” has the meaning ascribed thereto in Section 2.2(e);

(b)	“Adjourned Meeting” means a meeting adjourned in accordance with Section 6.7 or Section 6.8;

(c)	“Applicable Legislation” means the provisions, if any, of any statute of Canada or a province thereof, and of the regulations under such statute, relating to warrants, warrant indentures and to the rights, duties and obligations of warrant agents under warrant indentures, and of corporations issuing their securities under warrant indentures, to the extent that any such provisions are in force and applicable to this Indenture;

(d)	“Authenticated” means (a) with respect to the issuance of a Warrant Certificate, one which has been duly signed by the Corporation and authenticated by manual signature of an authorized signatory of the Warrant Agent, and (b) with respect to the issuance of an Uncertificated Warrant, one in respect of which the Warrant Agent has completed all Internal Procedures such that the particulars of such Uncertificated Warrant are entered in the register of holders of Warrants, and “Authenticate”, “Authenticating” and “Authentication” have the appropriate correlative meanings;

(e)	“Book Entry Only Participants” means institutions that participate directly or indirectly in the Depository’s book entry registration system for the Warrants;

(f)	“Book Entry Only Warrants” means Warrants that are to be held only by or on behalf of the Depository;

(g)	“Business Day” means a day (other than a Saturday, Sunday, civic or statutory holiday) on which Canadian chartered banks are open for the transaction of regular business in the City of Montréal, Québec and in the City of Toronto, Ontario;

(h)	“CDS Global Warrants” means Warrants representing all or a portion of the aggregate number of Warrants issued in the name of the Depository represented by an Uncertificated Warrant, or if requested by the Depository or the Corporation, by a Warrant Certificate;

(i)	“CDSX” means the settlement and clearing system of the Depository for equity and debt securities in Canada;

(j)	“Closing Date” means November 10, 2020 or such other date as the Underwriter and the Corporation agree for the closing of the Offering;

(k)	“Common Shares” means fully paid and non-assessable common shares in the capital of the Corporation;

(l)	“Compensation Option” means an aggregate of 191,414 compensation options of the Corporation issuable to the Underwriter on the date hereof in connection with the Offering, with each Compensation Option entitling the holder thereof to acquire one Unit at an exercise price of $3.60 for a period of 24 months from the closing of the Offering.

(m)	“Confirmation” has the meaning ascribed thereto in Section 5.1(c);

(n)	“Corporation” means PyroGenesis Canada Inc., a corporation existing under the laws of Canada;

(o)	“Corporation’s Auditor” means the firm of accountants appointed by the shareholders of the Corporation and serving as the auditor of the Corporation at the relevant time;

(p)	“Counsel” means a legal counsel or a firm of legal counsels retained by the Warrant Agent or retained by the Corporation and acceptable to the Warrant Agent, which may or may not be counsel for the Corporation;

(q)	“Current Market Price” of a Common Share at any date means the price per share equal to the weighted average price at which the Common Shares have traded during the 20 consecutive Trading Days ending on the third Trading Day immediately prior to such date, on any stock exchange on which such shares are listed as may be selected for such purpose by the Directors or, if such shares are not listed on any stock exchange, then on such over-the-counter market in Canada as may be selected for such purpose by the Directors, provided further that if the Common Shares are not then listed on any Canadian stock exchange or traded in the over-the counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the Directors;

(r)	“Depository” means CDS Clearing and Depository Services Inc. or such other person as is designated in writing by the Corporation to act as depository in respect of the Warrants;

(s)	“Designated Provinces” means each of the provinces of Canada where Units are sold;

(t)	“Director” means a director of the Corporation and, unless otherwise specified herein, a reference to an action by the directors means an action by the directors of the Corporation as a board or, whenever duly empowered, action by a committee of such board;

(u)	“Dividend” means any dividends paid by the Corporation.

(v)	“Exchange Basis” means, at any time, the number of Warrant Shares which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the terms of this Indenture, as the number may be adjusted pursuant to Article 4 of this Indenture, with such number equal to one Warrant Share per Warrant as of the Closing Date;

(w)	“Exercise Date” with respect to any Warrant means the date on which such Warrant is duly surrendered for exercise in accordance with the provisions of this Indenture;

(x)	“Exercise Price” means $4.50 for each Warrant Share, subject to adjustment in accordance with the provisions of this Indenture;

(y)	“Expiry Date” means November 10, 2022, subject to Section 2.2(e);

(z)	“Expiry Time” means 5:00 p.m. (Toronto time) on the Expiry Date or the New Expiry Date, as applicable;

(aa)	“Extraordinary Resolution” has the meaning set forth in section 6.13(a);

(bb)	“Indenture”, “herein”, “hereto”, “hereunder”, “hereof”, “hereby” and similar expressions mean or refer to this Indenture and not to any particular Article, Section, paragraph, clause, subdivision or portion hereof and include any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “Section” and “paragraph” followed by a number mean and refer to the specified Article, Section or paragraph of this Indenture;

(cc)	“Internal Procedures” means in respect of the making of any one or more entries to, changes in or deletions of any one or more entries in the register at any time (including without limitation, original issuance or registration of transfer of ownership) the minimum number of the Warrant Agent’s internal procedures customary at such time for the entry, change or deletion made to be complete under the operating procedures followed at the time by the Warrant Agent, it being understood that neither preparation and issuance shall constitute part of such procedures for any purpose of this definition;

(dd)	“Issue Date” means (i) the date of this Indenture; or (ii) in connection with the Compensation Options, each date that a Compensation Option is duly exercised by the holder thereof;

(ee)	“Meeting” means a meeting of the Warrantholders in respect of any resolution including an Extraordinary Resolution;

(ff)	“New Expiry Date” has the meaning ascribed thereto in Section 2.2(e);

(gg)	“Offering” has the meaning ascribed thereto in the recitals of this Indenture;

(hh)	“Offering Price” means $3.60;

(ii)	“Officer’s Certificate” means a certificate signed by a senior officer of the Corporation;

(jj)	“Over-Allotment Option” means the over-allotment option granted by the Corporation to the Underwriter, exercisable, in whole or in part, any time for period of 30 days after the Closing Date, enabling it to purchase (i) up to 437,550 additional number of Units (for the purpose of this paragraph, “Over-Allotment Units”); (ii) up to 218,775 additional number of additional Warrants (for the purpose of this paragraph, “Over-Allotment Warrants”); (iii) up to 437,550 additional number of additional Common Shares (for the purpose of this paragraph, “Over-Allotment Unit Shares”); or (iv) combination of Over-Allotment Units, Over-Allotment Warrants and Over-Allotment Unit Shares, so long as the aggregate number of Over-Allotment Units, Over-Allotment Warrants and Over-Allotment Unit Shares does not exceed 437,550 Over-Allotment Units or Over-Allotment Unit Shares, and 218,775 Over-Allotment Warrants;

(kk)	“SEC” means the United States Securities and Exchange Commission;

(ll)	“Securities Regulators” means, collectively, the securities commissions or other applicable securities regulatory authorities of each of the Designated Provinces;

(mm)	“Subsidiary of the Corporation” means an entity of which voting securities carrying a majority of the votes attached to all outstanding voting securities of the entity are owned, directly or indirectly, by the Corporation or by one or more subsidiaries of the Corporation, or by the Corporation and one or more subsidiaries of the Corporation, and, as used in this definition, voting securities means securities, other than debt securities, carrying a voting right to elect Directors either under all circumstances or under some circumstances that may have occurred and are continuing;

(nn)	“successor entity” has the meaning ascribed thereto in Section 7.3;

(oo)	“Trading Day” means any day on which the facilities of the TSXV, or, if the Common Shares are not listed thereon, the facilities of any stock exchange on which the Common Shares are listed, are open for trading;

(pp)	“TSXV” means the TSX Venture Exchange;

(qq)	“U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

(rr)	“Uncertificated Warrant” means any Warrant that is not a certificated Warrant;

(ss)	“Underwriter” means Mackie Research Capital Corporation;

(tt)	“Unit Share” means one Common Share issued as part of a Unit;

(uu)	“United States” has the meaning ascribed thereto in Regulation S under the U.S. Securities Act;

(vv)	“Units” means units of the Corporation issued under the Offering, with each Unit comprised of one Unit Share and one-half of one Warrant;

(ww)	“U.S. Person” means a U.S. person as that term is defined in Regulation S under the U.S. Securities Act;

(xx)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(yy)	“Warrant” means a Common Share purchase warrant of the Corporation created by the Corporation and issued and Authenticated hereunder, which, for the avoidance of doubt, includes the Common Share purchase warrants underlying each of the Over-Allotment Option and the Compensation Options, and entitling the holder thereof, until the Expiry Time, to purchase Warrant Shares on the basis of one Warrant Share for each Warrant upon payment of the Exercise Price in accordance with this Indenture, subject to adjustment as set out herein;

(zz)	“Warrant Agent” means the warrant agent under this Indenture, initially being AST Trust Company (Canada), in its capacity as warrant agent, having an office in Montréal, Québec, and in Toronto, Ontario, or such other address as it shall inform the Corporation and Warrantholders from time to time;

(aaa)	“Warrant Certificate” means a certificate evidencing one or more Warrants issuable hereunder, substantially in the form attached hereto as Schedule “A”;

(bbb)	“Warrant Share” means each whole Common Share issuable upon the exercise of a Warrant in accordance with this Indenture; and

(ccc)	“Warrantholder” or “holder” means the person entered in the register hereinafter mentioned as holders of Warrants outstanding at such time;

(ddd)	“Warrantholders’ Request” means an instrument signed in one or more counterparts by Warrantholders entitled to acquire in the aggregate not less than 25% of the aggregate number of all then outstanding Warrants, requesting the Warrant Agent to take some action or proceeding specified therein;

(eee)	“written direction of the Corporation” and “certificate of the Corporation” and any other document required to be signed by the Corporation, means, respectively, a written direction, request, consent, certificate or other document signed in the name of the Corporation by any officer or Director and may consist of one or more instruments so executed.

1.2       Headings

The division of this Indenture into Articles, Sections or other subdivisions, the provision of a Table of Contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture or the Warrants.

1.3       Gender

Words importing the singular number also include the plural and vice versa and words importing the masculine gender include the feminine gender.

1.4       Weekends and Holidays

If the date for the taking of any action under this Indenture expires on a day which is not a Business Day, such action may be taken on the next succeeding Business Day with the same force and effect as if taken within the period for the taking of such action.

1.5       Meaning of “Outstanding”

Every Warrant represented by a Warrant Certificate countersigned by the Warrant Agent or Uncertificated Warrant that has been Authenticated and delivered to the holder thereof is deemed to be outstanding until it is cancelled or delivered to the Warrant Agent for cancellation. Where a new Warrant Certificate has been issued pursuant to Section 2.9 to replace one which has been mutilated, lost, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates are counted for the purpose of determining the aggregate number of Warrants outstanding. A Warrant Certificate representing a number of Warrants which has been partially exercised will be deemed to be outstanding only to the extent of the unexercised portion of the Warrants.

1.6       Time

Time is of the essence hereof and of each Warrant Certificate.

1.7       Applicable Law

This Indenture and each Warrant Certificate are subject to and construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Québec with respect to all matters arising out of this Indenture and the transactions contemplated herein.

1.8          Severability

Wherever possible, each provision hereof shall be interpreted in such manner as to be effective and valid under Applicable Legislation. In the event that any provision hereof shall be determined to be invalid, illegal or unenforceable in any respect under Applicable Legislation the validity, legality and enforceability of the remainder of such provision and any other provision hereof shall not be affected or impaired thereby.

1.9          Currency

All references to currency herein are to Canadian dollars unless otherwise indicated.

1.10        Conflicts

In the event of any conflict or inconsistency between the provisions of this Indenture and the Warrant Certificates, the provisions of this Indenture will govern.

1.11        Schedule

The attached Schedule “A” is incorporated into and forms part of this Indenture.

ARTICLE 2

ISSUE OF WARRANTS

2.1          Creation and Form of Warrants

A total of up to 1,772,982 Warrants (subject to adjustment as herein provided) are hereby created and authorized to be issued in accordance with the terms and conditions hereof. By written order of the Corporation, (i) the Warrant Agent shall deliver Warrant Certificates to Warrantholders and record the name of the Warrantholders on the Warrant register and (ii) Uncertificated Warrants shall be Authenticated by the Warrant Agent and deposited with the Depository, all in accordance with this Article 2. Registration of interests in Warrants held by the Depository may be evidenced by a position appearing on the register for Warrants of the Warrant Agent for an amount representing the aggregate number of such Warrants outstanding from time to time.

2.2           Terms of Warrants.

(a)	Subject to the applicable conditions for exercise set out in Article 5 having been satisfied and subject to adjustment in accordance with Section 4.1, and subject to acceleration of the Expiry Date in accordance with Section 2.2(e), each Warrant shall entitle each Warrantholder thereof, upon exercise at any time after the Issue Date and prior to the Expiry Time, to acquire one Warrant Share upon payment of the Exercise Price.

(b)	No fractional Warrants shall be issued or otherwise provided for hereunder and Warrants may only be exercised in a sufficient number to acquire whole numbers of Common Shares.

(c)	Each Warrant shall entitle the holder thereof to such other rights and privileges as are set forth in this Indenture.

(d)	The number of Common Shares which may be purchased pursuant to the Warrants and the Exercise Price therefor shall be adjusted upon the events and in the manner specified in Section 4.1.

(e)	Notwithstanding any other provisions herein, if at any time before the Expiry Date, the volume weighted average trading price of the Common Shares on the TSXV (or if the Common Shares are not listed on the TSXV, then on such other recognized Canadian stock exchange on which the Common Shares are then listed) is greater than $6.75 over any 20 consecutive Trading Days, the Corporation shall be entitled, within 15 days of the occurrence of such event, to accelerate the Expiry Date of the Warrants to the date that is 30 days following the date that notice of such acceleration is provided to the Warrant Agent and to the Warrantholders (the “New Expiry Date”) in writing specifying the New Expiry Date (the “Acceleration Notice”). From and after the New Expiry Date specified in such Acceleration Notice, no Warrants may be issued or exercised, and all unexercised Warrants shall be void and of no effect following the Expiry Time on the New Expiry Date. For greater certainty, following the due issuance of an Acceleration Notice, the “Expiry Date” shall mean the New Expiry Date.

2.3          Form of Warrants, Certificated Warrants

The Warrants may be issued in both certificated and uncertificated form. All Warrants issued in certificated form shall be evidenced by a Warrant Certificate (including all replacements issued in accordance with this Indenture), substantially in the form set out in Schedule “A” hereto, which shall be dated as of the applicable Issue Date, shall bear such distinguishing letters and numbers as the Corporation may, with the approval of the Warrant Agent, prescribe, and shall be issuable in any denomination excluding fractions. All Warrants issued to the Depository may be in either a certificated or uncertificated form, such uncertificated form being evidenced by a book position on the register of Warrantholders to be maintained by the Warrant Agent.

2.4          Book Entry Only Warrants

(a)	Registration of beneficial interests in and transfers of Warrants held by the Depository shall be made only through the book entry registration system and no Warrant Certificates shall be issued in respect of such Warrants except where physical certificates evidencing ownership in such securities are required or as set out herein or as may be requested by the Depository, as determined by the Corporation, from time to time. Except as provided herein, owners of beneficial interests in any CDS Global Warrants shall not be entitled to have Warrants registered in their names and shall not receive or be entitled to receive Warrants in definitive form or to have their names appear in the register. Notwithstanding any terms set out herein, Warrants having any legend set forth in Section 2.5(g) herein and held in the name of the Depository may only be held in the form of Uncertificated Warrants with the prior consent of the Warrant Agent and in accordance with the Internal Procedures of the Warrant Agent.

(b)	Notwithstanding any other provision in this Indenture, no CDS Global Warrants may be exchanged for Warrants registered, and no transfer of any CDS Global Warrants may be registered, in the name of any person other than the Depository for such CDS Global Warrants or a nominee thereof unless:

(i)	the Depository notifies the Corporation that it is unwilling or unable to continue to act as depository in connection with the Book Entry Only Warrants and the Corporation is unable to locate a qualified successor;

(ii)	the Corporation determines that the Depository is no longer willing, able or qualified to discharge properly its responsibilities as holder of the CDS Global Warrants and the Corporation is unable to locate a qualified successor;

(iii)	the Depository ceases to be a clearing agency or otherwise ceases to be eligible to be a depository and the Corporation is unable to locate a qualified successor;

(iv)	the Corporation determines that the Warrants shall no longer be held as Book Entry Only Warrants through the Depository;

(v)	such right is required by Applicable Legislation, as determined by the Corporation and the Corporation’s Counsel;

(vi)	the Warrant is to be Authenticated to or for the account or benefit of a person in the United States or a U.S. Person; or

(vii)	such registration is effected in accordance with the internal procedures of the Depository and the Warrant Agent;

following which, Warrants for those holders requesting the same shall be registered and issued to the beneficial owners of such Warrants or their nominees as directed by the holder. The Corporation shall provide an Officer’s Certificate giving notice to the Warrant Agent of the occurrence of any event outlined in this Section 2.4(b).

(c)	Subject to the provisions of this Section 2.4, any exchange of CDS Global Warrants for Warrants which are not CDS Global Warrants may be made in whole or in part in accordance with the provisions of Section 2.10, mutatis mutandis. All such Warrants issued in exchange for a CDS Global Warrant or any portion thereof shall be registered in such names as the Depository for such CDS Global Warrants shall direct and shall be entitled to the same benefits and subject to the same terms and conditions (except insofar as they relate specifically to CDS Global Warrants) as the CDS Global Warrants or portion thereof surrendered upon such exchange.

(d)	Every Warrant that is Authenticated upon registration or transfer of a CDS Global Warrant, or in exchange for or in lieu of a CDS Global Warrant or any portion thereof, shall be Authenticated in the form of, and shall be, a CDS Global Warrant, unless such Warrant is registered in the name of a person other than the Depository for such CDS Global Warrant or a nominee thereof.

(e)	Notwithstanding anything to the contrary in this Indenture, a CDS Global Warrant will be issued as an Uncertificated Warrant, unless otherwise requested in writing by the Depository or the Corporation.

(f)	The rights of beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system shall be limited to those established by Applicable Legislation and agreements between the Depository and the Book Entry Only Participants and between such Book Entry Only Participants and the beneficial owners of Warrants who hold securities entitlements in respect of the Warrants through the book entry registration system, and such rights must be exercised through a Book Entry Only Participant in accordance with the rules and procedures of the Depository.

(g)	Notwithstanding anything herein to the contrary, neither the Corporation nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(i)	the electronic records maintained by the Depository relating to any ownership interests or any other interests in the Warrants or the depository system maintained by the Depository, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by an electronic position in the book entry registration system (other than the Depository or its nominee);

(ii)	maintaining, supervising or reviewing any records of the Depository or any Book Entry Only Participant relating to any such interest; or

(iii)	any advice or representation made or given by the Depository or those contained herein that relate to the rules and regulations of the Depository or any action to be taken by the Depository on its own direction or at the direction of any Book Entry Only Participant.

(h)	The Corporation may terminate the application of this Section 2.4 in its sole discretion in which case all Warrants shall be evidenced by Warrant Certificates registered in the name of a person other than the Depository.

2.5          Certificated Warrants

(a)	For Warrants issued in certificated form, the form of certificate representing Warrants shall be substantially as set out in Schedule “A” hereto or such other form as is authorized from time to time by the Warrant Agent. Each Warrant Certificate shall be Authenticated manually on behalf of the Warrant Agent. Each Warrant Certificate shall be signed by any one duly authorized signatory of the Corporation, whose signature shall appear on the Warrant Certificate and may be printed, lithographed or otherwise mechanically reproduced thereon and, in such event, certificates so signed are as valid and binding upon the Corporation as if it had been signed manually. Any Warrant Certificate which has two signatures as hereinbefore provided shall be valid notwithstanding that one or more of the persons whose signature is printed, lithographed or mechanically reproduced no longer holds office at the date of issuance of such certificate. The Warrant Certificates may be engraved, printed or lithographed, or partly in one form and partly in another, as the Corporation, with the approval of the Warrant Agent, may determine.

(b)	The Warrant Agent shall Authenticate Uncertificated Warrants (whether upon original issuance, exchange, registration of transfer or otherwise) by completing its Internal Procedures and the Corporation shall, and hereby acknowledges that it shall, thereupon be deemed to have duly and validly issued such Uncertificated Warrants under this Indenture. Such Authentication shall be conclusive evidence that such Uncertificated Warrant has been duly issued hereunder and that the holder or holders are entitled to the benefits of this Indenture. The register shall be final and conclusive evidence as to all matters relating to Uncertificated Warrants with respect to which this Indenture requires the Warrant Agent to maintain records or accounts. In case of differences between the register at any time and any other time the register at the later time shall be controlling, absent manifest error and such Uncertificated Warrants are binding on the Corporation.

(c)	No Warrant shall be considered issued and shall be valid or obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by the Warrant Agent. Authentication by the Warrant Agent, including by way of entry on the register, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of such Warrant Certificates or Uncertificated Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or of the consideration thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(d)	No Warrant Certificate shall be considered issued and Authenticated or, if Authenticated, shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by manual signature by or on behalf of the Warrant Agent. Such Authentication on any such Warrant Certificate shall be conclusive evidence that such Warrant Certificate is duly Authenticated and is valid and a binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(e)	No Uncertificated Warrant shall be considered issued and shall be obligatory or shall entitle the holder thereof to the benefits of this Indenture, until it has been Authenticated by entry on the register of the particulars of the Uncertificated Warrant. Such entry on the register of the particulars of an Uncertificated Warrant shall be conclusive evidence that such Uncertificated Warrant is a valid and binding obligation of the Corporation and that the holder is entitled to the benefits of this Indenture.

(f)	The Authentication by the Warrant Agent of any Warrants whether by way of entry on the register or otherwise shall not be construed as a representation or warranty by the Warrant Agent as to the validity of the Indenture or such Warrants (except the due Authentication thereof) or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrants or any of them or the proceeds thereof. Authentication by the Warrant Agent shall be conclusive evidence as against the Corporation that the Warrants so Authenticated have been duly issued hereunder and that the holder thereof is entitled to the benefits of this Indenture.

(g)	Each CDS Global Warrant originally issued in Canada and held by the Depository, and each CDS Global Warrant issued in exchange therefor or in substitution thereof shall bear or be deemed to bear the following legend or such variations thereof as the Corporation may prescribe from time to time:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO PYROGENESIS CANADA INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

2.6           Transferability and Ownership of Warrants

(a)	The Corporation hereby appoints the Warrant Agent as registrar of the Warrants and shall cause the Warrant Agent to keep at its Toronto office a register in which the Warrant Agent shall enter the names and addresses of the Warrantholders and other particulars, prescribed by law, of the Warrants held by them, together with a record of transfers in which particulars of all transfers of Warrants will be recorded. The Warrant Agent shall cause the register to be open at all reasonable times for inspection by the Corporation, the Underwriter and any Warrantholder.

(b)	The Warrant Agent shall maintain records and accounts concerning the Warrants, whether certificated or uncertificated, which shall contain the information called for below with respect to each Warrant, together with such other information as may be required by law or as the Warrant Agent may elect to record. All such information shall be kept in one set of accounts and records which the Warrant Agent shall designate (in such manner as shall permit it to be so identified as such by an unaffiliated party) as the register of the holders of Warrants. The information to be entered for each account in the register of Warrants at any time shall include (without limitation):

(i)	the name and address of the Warrantholders, the date of Authentication thereof and the number of Warrants;

(ii)	whether such Warrant is a Certificated Warrant or an Uncertificated Warrant and, if a Warrant Certificate, the unique number or code assigned to and imprinted thereupon and, if an Uncertificated Warrant, the unique number or code assigned thereto if any;

(iii)	if any portion thereof has been exercised, the date and price of such exercise and the remaining balance of such Warrants;

(iv)	whether such Warrant has been cancelled; and

(v)	a register of transfers in which all transfers of Warrants and the date and other particulars of each transfer shall be entered.

The register shall be available for inspection by the Corporation and or any Warrantholder during the Warrant Agent’s regular business hours on a Business Day. Any Warrantholder exercising such right of inspection shall first provide an affidavit in form satisfactory to the Corporation and the Warrant Agent stating the name and address of the Warrantholder and agreeing not to use the information therein except in connection with an effort to call a meeting of Warrantholders or to influence the voting of Warrantholders at any meeting of Warrantholders.

(c)	Once an Uncertificated Warrant has been Authenticated, the information set forth in the register with respect thereto at the time of Authentication may be altered, modified, amended, supplemented or otherwise changed only to reflect exercise or proper instructions to the Warrant Agent from the holder as provided herein, except that the Warrant Agent may act unilaterally to make purely administrative changes internal to the Warrant Agent and changes to correct errors. Each person who becomes a holder of an Uncertificated Warrant, by his, her or its acquisition thereof shall be deemed to have irrevocably (i) consented to the foregoing authority of the Warrant Agent to make such minor error corrections and (ii) agreed to pay to the Warrant Agent, promptly upon written demand, the full amount of all loss and expense (including without limitation reasonable legal fees of the Corporation and the Warrant Agent plus interest, at an appropriate then prevailing rate of interest to the Warrant Agent), sustained by the Corporation or the Warrant Agent as a proximate result of such error if but only if and only to the extent that such present or former holder realized any benefit as a result of such error and could reasonably have prevented, forestalled or minimized such loss and expense by prompt reporting of the error or avoidance of accepting benefits thereof whether or not such error is or should have been timely detected and corrected by the Warrant Agent; provided, that no person who is a bona fide purchaser shall have any such obligation to the Corporation or to the Warrant Agent.

(d)	The Warrant Certificates may only be transferred by the Warrantholder (or its legal representatives or its attorney duly appointed), in accordance with Applicable Legislation and upon compliance with the conditions herein, on the register kept at the office of the Warrant Agent pursuant to Section 2.6(a) by delivering to the Warrant Agent’s Toronto office a duly executed Form of Transfer attached as Appendix “2” to the Warrant Certificate and complying with such other reasonable requirements as the Corporation and the Warrant Agent may prescribe and such transfer shall be duly noted on the register by the Warrant Agent. In the case of Uncertificated Warrants, the Warrants may only be transferred in accordance with the procedures of the Depository under its book entry registration system.

(e)	Notwithstanding anything contained in this Indenture or in the Warrant Certificate, the Warrant Agent, relying solely on the Form of Transfer or such other reasonable requirements as the Corporation and Warrant Agent may prescribe pursuant to Section 2.6(d) or this Section, shall not register any transfer of a Warrant unless the transfer is made in compliance with this Section.

(f)	Warrants, or any of the underlying Warrant Shares, may only be offered, sold, pledged or otherwise transferred (i) to the Corporation, or (ii) outside the United States in compliance with Rule 904 of Regulation S under the U.S. Securities Act and in compliance with applicable state and foreign laws.

(g)	If a Warrant Certificate is tendered for transfer, the Warrant Agent shall not register such transfer if the Corporation has provided prior written instructions to the Warrant Agent to the effect that the Corporation believes such transfer would not comply with the U.S. Securities Act or applicable U.S. state securities laws.

(h)	The Corporation shall direct the Warrant Agent as to matters related to the applicable hold periods and applicable securities legislation. The Warrant Agent shall have no obligation to ensure or verify compliance with any Applicable Legislation or regulatory requirements on the issue, exercise or transfer of any Warrants or any Warrant Shares or other securities issuable upon the exercise of any Warrants. The Warrant Agent shall be entitled to process all proffered transfers and exercises of Warrants upon the presumption that such transfers or exercises are permissible pursuant to all Applicable Legislation and regulatory requirements and the terms of this Indenture. The Warrant Agent may assume for the purposes of this Indenture that the address on the register of Warrantholders of any Warrantholder is such Warrantholder’s actual address and is also determinative of the Warrantholder’s residency and that the address of any transferee to whom any Warrants or any Warrant Shares are to be registered, as shown on the transfer document, is the transferee’s actual address and is also determinative of the transferee’s residency.

(i)	A person who furnishes evidence that he is, to the reasonable satisfaction of the Warrant Agent:

(i)	the executor, administrator, heir or legal representative of the heirs of the estate of a deceased Warrantholder;

(ii)	a guardian, committee, trustee, curator or tutor representing a Warrantholder who is an infant, an incompetent person or a missing person; or

(iii)	a liquidator or a trustee in bankruptcy for a Warrantholder,

may, as hereinafter stated, by surrendering such evidence together with the Warrant Certificate in question to the Warrant Agent (by delivery or mail as set forth in Section 9.1 hereof), and subject to such reasonable requirements as the Warrant Agent may prescribe and all applicable securities legislation and requirements of regulatory authorities, become noted upon the register of Warrantholders. After receiving the surrendered Warrant Certificate and upon the person surrendering the Warrant Certificate meeting the requirements as set forth in this Section 2.6(i) the Warrant Agent shall forthwith give written notice thereof together with confirmation as to the identity of the person entitled to become the holder to the Corporation. Forthwith after receiving written notice from the Warrant Agent as aforesaid, the Corporation shall cause a new Warrant Certificate to be issued and sent to the new holder and the Warrant Agent shall alter the register of holders accordingly.

(j)	The Corporation and the Warrant Agent shall deem and treat the registered holder of any Warrant as the absolute legal and beneficial owner thereof for all purposes, free from all equities or rights of set off or counterclaim between the Corporation and any previous holder of such Warrant, save in respect of equities of which the Corporation is required to take notice by statute or by order of a court of competent jurisdiction, and neither the Corporation nor the Warrant Agent is affected by any notice to the contrary.

(k)	Subject to the provisions of this Indenture and Applicable Legislation, each Warrantholder is entitled to the rights and privileges attaching to the Warrants, and the issue of the Warrant Shares by the Corporation upon the exercise of Warrants by any Warrantholder in accordance with the terms and conditions herein contained shall discharge all responsibilities of the Corporation and the Warrant Agent with respect to such Warrants and neither the Corporation nor the Warrant Agent is bound to inquire into the title of any such registered holder.

(l)	A reasonable charge will be levied on a presenter of a Warrant Certificate pursuant to this Indenture for the transfer of any Warrant. Either the Warrantholder or the Corporation will assume this charge.

(m)	Notwithstanding any other provision of this Section 2.6, in connection with any transfer of Warrants, the transferor and transferee shall comply with all reasonable requirements of the Warrant Agent as the Warrant Agent may deem necessary.

2.7          Warrantholders Not Shareholders

Except as is expressly provided herein, nothing in this Indenture or in the holding of a Warrant Certificate, entitlement to a Warrant or otherwise, shall, in itself, confer or be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder, including, but not limited to, the right to vote at, to receive notice of, or to attend, meetings of shareholders or any other proceedings of the Corporation, or the right to Dividends and other allocations.

2.8          Countersigning

The Warrant Agent shall countersign Warrant Certificates and Authenticate Uncertificated Warrants upon the written direction of the Corporation. No Warrant Certificate shall be issued, or if issued, is valid or exercisable or entitles the holder thereof to the benefits of this Indenture until the Warrant Certificate has been manually countersigned by the Warrant Agent or the Uncertificated Warrant has been Authenticated by the Warrant Agent, as the case may be. The countersignature or Authentication by or on behalf of the Warrant Agent will be conclusive evidence as against the Corporation that the Warrant Certificate so countersigned or Uncertificated Warrant so Authenticated has been duly issued hereunder and that the holder is entitled to the benefit hereof. The countersignature by or on behalf of the Warrant Agent on any Warrant Certificate or the Authentication of any Uncertificated Warrant by or on behalf of the Warrant Agent is not to be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or of the Warrants or as to the performance by the Corporation of its obligations under this Indenture and the Warrant Agent is in no way liable or answerable for the use made of the Warrants or the proceeds from the issuance thereof, except as specified by this Indenture. The countersignature or Authentication, as the case may be, by or on behalf of the Warrant Agent is only a representation and warranty of the Warrant Agent that the Warrant Certificate has been duly countersigned by or on behalf of the Warrant Agent or the Uncertificated Warrant has been duly Authenticated by or on behalf of the Warrant Agent pursuant to the provisions of this Indenture.

2.9          Loss, Mutilation, Destruction or Theft of Warrants

In case any of the Warrant Certificates issued and countersigned hereunder is mutilated or lost, destroyed or stolen, the Corporation, in its discretion, may issue and thereupon the Warrant Agent will countersign and deliver a new Warrant Certificate of like date and tenor in exchange for and in place of the one mutilated, lost, destroyed or stolen and upon surrender and cancellation of such mutilated Warrant Certificate or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate and the substituted Warrant Certificate entitles the holder thereof to the benefits hereof and ranks equally in accordance with its terms with all other Warrants issued hereunder.

The Warrantholder applying for the issue of a new Warrant Certificate pursuant to this Section shall bear the cost of the issue thereof and in case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Corporation and the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as is satisfactory to the Corporation and the Warrant Agent in their discretion. The Corporation and the Warrant Agent may also, as a condition precedent to issuing a new Warrant Certificate, require such applicant to furnish an indemnity and surety bond in amount and form satisfactory to the Corporation and Warrant Agent in their discretion, and the applicant shall pay the reasonable charges of the Corporation and the Warrant Agent in connection therewith.

2.10        Exchange of Warrants

A Warrantholder may at any time prior to the Expiry Time, by written instruction delivered to the Warrant Agent at the office of the Warrant Agent set forth in Section 2.6(a), exchange its Warrant Certificates for Warrant Certificates evidencing Warrants in other denominations representing in the aggregate the same number of Warrants under the Warrant Certificates so surrendered, in which case the Warrant Agent may make a charge sufficient to reimburse it for any government fees or charges required to be paid and such reasonable fees as the Warrant Agent may determine for every Warrant Certificate issued upon exchange. The Warrantholder surrendering such Warrant Certificate shall bear such fee and charge. Payment of the charges is a condition precedent to the exchange of the Warrant Certificate. The Corporation shall sign and the Warrant Agent shall countersign all Warrant Certificates necessary to carry out exchanges as aforesaid. Any Warrant Certificate from the holder (or such other instructions, in form satisfactory to the Warrant Agent), tendered for exchange shall be surrendered to, and cancelled by the Warrant Agent.

2.11        Ranking

All Warrants will have the same attributes and rank pari passu regardless of the date of actual issue.

2.12        Purchase of Warrants for Cancellation

Subject to Applicable Legislation, the Corporation may, at any time or from time to time, purchase all or any of the Warrants in the market, by private contract or otherwise, on such terms as the Corporation may determine. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the Directors, such Warrants are then obtainable plus reasonable costs of purchase. In the case of Certificated Warrants, the Warrant Certificates representing the Warrants purchased hereunder by the Corporation shall, immediately following purchase, be delivered to and cancelled by the Warrant Agent and reflected accordingly on the register of Warrants. In the case of Uncertificated Warrants, the Warrants purchased pursuant to this Section shall be reflected accordingly on the register of Warrants and in accordance with procedures prescribed by the Depository under the book entry registration system. No Warrants shall be issued in substitution thereof.

ARTICLE 3

COVENANTS OF THE CORPORATION

3.1          General Covenants.

The Corporation covenants with the Warrant Agent that so long as any Warrants remain outstanding:

(a)	it will reserve and keep available a sufficient number of Common Shares for the purpose of enabling it to satisfy its obligations to issue Common Shares upon the exercise of the Warrants;

(b)	it will cause the Common Shares from time to time acquired pursuant to the exercise of the Warrants to be duly issued and delivered in accordance with the Warrants and the terms hereof;

(c)	upon payment of the aggregate Exercise Price therefor, all Common Shares which shall be issued upon exercise of the right to acquire provided for herein shall be fully paid and nonassessable;

(d)	it will use reasonable commercial efforts to maintain its existence;

(e)	it will use reasonable commercial efforts to ensure that all Common Shares outstanding or issuable from time to time (including without limitation the Common Shares issuable on the exercise of the Warrants) continue to be or are listed and posted for trading on the TSXV or such other stock exchange acceptable to the Corporation and ensure that the Warrant Shares will be accepted for a period of 24 months following the Closing Date, provided that this clause shall not be construed as limiting or restricting the Corporation from completing a consolidation, amalgamation, arrangement, takeover bid, merger or like transaction that would result in the Common Shares ceasing to be listed and posted for trading on such exchange simultaneously with or as soon as practicable following their issue.

(f)	it will make all requisite filings under applicable Canadian securities legislation including those necessary to remain a reporting issuer not in default in each of the provinces and other Canadian jurisdictions where it is or becomes a reporting issuer for a period of 24 months after the Closing Date; and

(g)	generally, it will well and truly perform and carry out all of the acts or things to be done by it as provided in this Indenture.

3.2          Warrant Agent’s Remuneration and Expenses.

The Corporation covenants that it will pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and will pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of the trusts hereby created (including the reasonable compensation and the disbursements of its Counsel and all other advisers and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed, except any such expense, disbursement or advance as may arise out of or result from the Warrant Agent’s gross negligence, willful misconduct or bad faith. Any amount owing hereunder and remaining unpaid after 30 days from the invoice date will bear interest at the then current rate charged by the Warrant Agent against unpaid invoices and shall be payable upon demand. This Section shall survive the resignation or removal of the Warrant Agent and/or the termination of this Indenture.

3.3          Performance of Covenants by Warrant Agent.

If the Corporation fails to perform any of its covenants contained in this Indenture and the Corporation has not rectified such failure within ten (10) Business Days after receiving notice of such failure by the Warrant Agent, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation or may itself perform any of the covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. No such performance, expenditure or advance by the Warrant Agent shall relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

3.4          Enforceability of Warrants.

The Corporation covenants and agrees that it is duly authorized to create and issue the Warrants to be issued hereunder and that the Warrants, when issued and Authenticated as herein provided, will be valid and enforceable against the Corporation in accordance with the provisions hereof and the terms hereof and that, subject to the provisions of this Indenture, the Corporation will cause the Common Shares from time to time acquired upon exercise of Warrants issued under this Indenture to be duly issued and delivered in accordance with the terms of this Indenture.

ARTICLE 4

ADJUSTMENT OF NUMBER OF WARRANT SHARES

4.1          Adjustment of Number of Warrant Shares

The subscription rights in effect under the Warrants for Warrant Shares shall be subject to adjustment from time to time as follows:

(a)	if and whenever, at any time from the date hereof and prior to the Expiry Time, the Corporation:

(i)	subdivides, re-divides or changes its outstanding Common Shares into a greater number of shares;

(ii)	consolidates, reduces or combines its outstanding Common Shares into a smaller number of shares; or

(iii)	issues Common Shares or securities exchangeable for or convertible to Common Shares (“Convertible Securities”) to the holders of all or substantially all of the outstanding Common Shares by way of a stock dividend or other distribution (other than the issue of Common Shares or Convertible Securities to such holders upon the exercise of Warrants or any outstanding options);

then, the Exercise Price in effect on the effective date of such subdivision, re-division, change, reduction, combination, consolidation, issuance or on the record date of such distribution, as the case may be, shall (A), in the case of the events referred to in (i) or (iii) above, be decreased in proportion to the number of outstanding Common Shares resulting from such subdivision, re-division, change or distribution, or (B), in the case of the events referred to in (ii) above, be increased in proportion to the number of outstanding Common Shares resulting from such reduction, combination or consolidation. Any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation. Such adjustment shall be made successively whenever any event referred to in this Section 4.1(a) shall occur. Upon any adjustment of the Exercise Price pursuant to this Section 4.1(a), the Exchange Basis shall be contemporaneously adjusted by multiplying the number of Common Shares theretofore obtainable on the exercise thereof by a fraction of which (i) the numerator shall be the Exercise Price in effect immediately prior to such adjustment and (ii) the denominator shall be the Exercise Price resulting from such adjustment;

(b)	if and whenever at any time from the date hereof and prior to the Expiry Time, the Corporation shall fix a record date for the issuance of rights, options or warrants to all or substantially all the holders of its outstanding Common Shares entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares (or securities convertible or exchangeable into Common Shares) at a price per Common Share (or having a conversion or exchange price per Common Share) less than 95% of the Current Market Price on such record date (a “Rights Offering”), the Exercise Price shall be adjusted immediately after such record date so that it shall equal the amount determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date plus a number of Common Shares equal to the number arrived at by dividing the aggregate price of the total number of additional Common Shares offered for subscription or purchase (or the aggregate conversion or exchange price of the convertible or exchangeable securities so offered) by the Current Market Price, and of which the denominator shall be the total number of Common Shares outstanding on such record date plus the total number of additional Common Shares offered for subscription or purchase or into which the convertible or exchangeable securities so offered are convertible or exchangeable; any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that no such rights or warrants are exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed or, if any such rights or warrants are exercised, to the Exercise Price which would then be in effect based upon the number of Common Shares (or securities convertible or exchangeable into Common Shares) actually issued upon the exercise of such rights or warrants, as the case may be. Upon any adjustment of the Exercise Price pursuant to this Section 4.1(b), the Exchange Basis will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Basis in effect on such record date by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment. Such adjustment will be made successively whenever such a record date is fixed, provided that if two or more such record dates or record dates referred to in this Section 4.1(b) are fixed within a period of 25 Trading Days, such adjustment will be made successively as if each of such record dates occurred on the earliest of such record dates;

(c)	if and whenever, at any time from the date hereof and prior to the Expiry Time, the Corporation fixes a record date for the making of a distribution to all or substantially all the holders of its outstanding Common Shares of (i) securities of any class, whether of the Corporation or any other entity (other than Common Shares or securities convertible or exchangeable for Common Shares), (ii) rights, options or warrants to subscribe for or purchase Common Shares (or other securities convertible into or exchangeable for Common Shares), other than pursuant to a Rights Offering; (iii) evidences of its indebtedness or (iv) any property or other assets then, in each such case, the Exercise Price shall be adjusted immediately after such record date so that it shall equal the price determined by multiplying the Exercise Price in effect on such record date by a fraction, of which the numerator shall be the total number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, less the excess, if any, of the fair market value on such record date, as determined by the Corporation (whose determination shall be conclusive), of such securities or other assets so issued or distributed over the fair market value of any consideration received therefor by the Corporation from the holders of the Common Shares, and of which the denominator shall be the total number of Common Shares outstanding on such record date multiplied by such Current Market Price; any Common Shares owned by or held for the account of the Corporation shall be deemed not to be outstanding for the purpose of any such computation; such adjustment shall be made successively whenever such a record date is fixed; to the extent that such distribution is not so made, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed. Upon any adjustment of the Exercise Price pursuant to this Section 4.1(c), the Exchange Basis will be adjusted immediately after such record date so that it will equal the rate determined by multiplying the Exchange Basis in effect on such record date by a fraction, of which the numerator shall be the Exercise Price in effect immediately prior to such adjustment and the denominator shall be the Exercise Price resulting from such adjustment;

(d)	if and whenever, at any time from the date hereof and prior to the Expiry Time, there is a reclassification of the Common Shares or a change in the Common Shares into other shares or securities, or a capital reorganization of the Corporation other than as described in clauses (a), (b) or (c) of this Section 4.1 or a consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate, trust, partnership or other entity, or a transfer, sale or conveyance of the property and assets of the Corporation as an entirety or substantially as an entirety to any other body corporate, trust, partnership or other entity, any Warrantholder who has not exercised its right of acquisition as at the effective date of such reclassification, change, capital reorganization, consolidation, amalgamation, arrangement or merger, transfer, sale or conveyance, upon the exercise of such right thereafter, shall be entitled to receive upon payment of the Exercise Price and shall accept, in lieu of the number of Warrant Shares that prior to such effective date the Warrantholder would have been entitled to receive, the kind and number of shares or other securities or property of the Corporation or of the body corporate, trust, partnership or other entity resulting from such merger, arrangement, amalgamation or consolidation, or to which such transfer, sale or conveyance may be made, as the case may be, that such Warrantholder would have been entitled to receive on such reclassification, change, capital reorganization, consolidation, amalgamation, arrangement or merger, transfer, sale or conveyance, if, on the record date or effective date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Warrant Shares to which prior to such record date or effective date, as the case may be, it was entitled to acquire upon the exercise of the Warrants. The Corporation shall not carry into effect any action requiring an adjustment pursuant to this Section 4.1(d) unless all necessary steps have been taken so that the Warrantholders are thereafter entitled to receive such kind and number of shares, other securities or property. To give effect to or to evidence the provisions of this Section 4.1(d), the Corporation’s successor, or such purchasing body corporate, partnership, trust or other entity, as the case may be, shall, prior to or contemporaneously with any such reclassification, change, capital reorganization, consolidation, amalgamation, arrangement, merger, transfer, sale or conveyance, enter into an indenture which shall provide, to the extent possible, for the application of the provisions set forth in this Indenture with respect to the rights and interests thereafter of the Warrantholders to the end that the provisions set forth in this Indenture shall thereafter correspondingly be made applicable, as nearly as may reasonably be possible, with respect to any shares, other securities or property to which a Warrantholder is entitled on the exercise of its acquisition rights thereafter. Any indenture entered into between the Corporation and the Warrant Agent pursuant to the provisions of this Section 4.1(d) shall be a supplemental indenture entered into pursuant to the provisions of Article 7 hereof. Any indenture entered into between the Corporation, any successor to the Corporation or such purchasing body corporate, partnership, trust or other entity and the Warrant Agent shall provide for adjustments which shall be as nearly equivalent as may be practicable to the adjustments provided in this Section 4.1 and which shall apply to successive reclassifications, changes, capital reorganizations, amalgamations, arrangements, consolidations, mergers, transfers, sales or conveyances;

(e)	where this Section 4.1 requires that an adjustment becomes effective immediately after a record date or effective date, as the case may be, for an event referred to herein, the Corporation may defer, until the occurrence of that event, issuing to the Warrantholder exercising his acquisition rights after the record date or effective date, as the case may be, and before the occurrence of that event the adjusted number of Warrant Shares, other securities or property issuable upon the exercise of the Warrants by reason of the adjustment required by that event, provided, however, that the Corporation shall deliver to such Warrantholder an appropriate instrument evidencing such Warrantholder’s right to receive such additional Common Shares upon the occurrence of the event requiring such adjustment. If the Corporation relies on this Section 4.1(e) to defer issuing an adjusted number of Warrant Shares, other securities or property to a Warrantholder, the Warrantholder has the right to receive any distributions made on the adjusted number of Warrant Shares, other securities or property declared in favour of holders of record on and after the date of exercise or such later date as the Warrantholder would, but for the provisions of this Section 4.1(e), have become the holder of record of the adjusted number of Warrant Shares, other securities or property; in any case in which Section 4.1(a)(iii), Section 4.1(b) or Section 4.1(c) require that an adjustment be made to the Exercise Price, no such adjustment shall be made if the Warrantholders of the outstanding Warrants receive, subject to any required stock exchange or regulatory approval, the rights or warrants referred to in Section 4.1(a)(iii), Section 4.1(c) or the shares, rights, options, warrants, evidences of indebtedness or assets referred to in Section 4.1(b), as the case may be, in such kind and number as they would have received if they had been holders of Common Shares on the applicable record date or effective date, as the case may be, by virtue of their outstanding Warrant having then been exercised into Common Shares at the Exercise Price in effect on the applicable record date or effective date, as the case may be;

(f)	the adjustments provided for in this Section 4.1 are cumulative. After any adjustment pursuant to this Section 4.1, the term “Warrant Shares” where used in this Indenture is interpreted to mean securities of any class or classes which, as a result of such adjustment and all prior adjustments pursuant to this Section, the Warrantholder is entitled to receive upon the exercise of his Warrant, and the number of Warrant Shares obtainable in any exercise made pursuant to a Warrant is interpreted to mean the number of Warrant Shares or other property or securities a Warrantholder is entitled to receive, as a result of such adjustment and all prior adjustments pursuant to this Section 4.1, upon the full exercise of a Warrant;

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(g)	notwithstanding anything in this Article 4, no adjustment (i) shall be made in the acquisition rights attached to the Warrants if the issue of Common Shares is being made pursuant to (A) any share incentive plan, restricted share plan, stock option or stock purchase plan in force from time to time for Directors, officers, employees or consultants of the Corporation or (B) the satisfaction of existing instruments issued at the date hereof, and (ii) of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Exercise Price then in effect;

(h)	in the event of a question arising with respect to the adjustments provided for in this Section 4.1, that question shall be conclusively determined by the Corporation’s Auditor or, if they are unwilling or unable to act, such independent nationally recognized chartered accountants as may be selected by the Directors of the Corporation, acting reasonably, who shall have access to all necessary records of the Corporation, and a determination by the Corporation’s Auditor is binding upon the Corporation, the Warrant Agent, all Warrantholders and all other persons interested therein; and

(i)	no adjustment in the number of Warrant Shares obtainable upon exercise of Warrants shall be made in respect of any event described in this Section 4.1, if the Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if the Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event.

4.2	Proceedings Prior to any Action Requiring Adjustment

As a condition precedent to the taking of any action which requires an adjustment in any of the acquisition rights pursuant to the Warrants, including the number of Warrant Shares obtainable upon the exercise thereof, the Corporation shall take any corporate action which may, in its opinion, be necessary in order that the Corporation or any successor to the Corporation has reserved, allotted and set aside for issuance Common Shares in its authorized capital and may validly and legally issue as fully paid and nonassessable all the Warrant Shares and may validly and legally deliver all other securities or property which the Warrantholders are entitled to receive on the full exercise of the Warrants in accordance with the provisions hereof.

4.3	Certificate of Adjustment

The Corporation shall from time to time immediately, but in any event within three (3) Business Days after the occurrence of any event which requires an adjustment as provided in Section 4.1, deliver a written notice to the Warrantholders and the Warrant Agent specifying the nature of the event requiring the adjustment, the amount of the adjustment necessitated thereby, and setting forth in reasonable detail the method of calculation and the facts upon which the calculation is based, which certificate shall be supported by a certificate of the Corporation’s Auditors verifying such calculation.

4.4	Protection of Warrant Agent

The Warrant Agent:

(a)	is entitled to act and rely on any adjustment calculation of the Corporation or the Corporation’s Auditor;

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(b)	is not at any time under any duty or responsibility to any Warrantholder to determine whether any facts exist which require any adjustment contemplated by Section 4.1, or with respect to the nature or extent of any such adjustment when made, or with respect to the method employed in making the same;

(c)	is not accountable with respect to the validity or value (or the kind or amount) of any shares or other securities or property which may at any time be issued or delivered upon the exercise of the rights attaching to any Warrant;

(d)	is not responsible for any failure of the Corporation to issue, transfer or deliver certificates for the Warrant Shares upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 4; and

(e)	shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Corporation of any of the representations, warranties or covenants herein contained or of any acts of the directors, officers, employees, agents or servants of the Corporation.

4.5	Notice of Special Matters

The Corporation covenants with the Warrant Agent that, so long as any Warrants remain outstanding, it will give seven (7) calendar days’ prior written notice in the manner provided for in Article 9 to the Warrant Agent, each Warrantholder and to the Underwriter of any event which requires an adjustment to the subscription rights attaching to any of the Warrants pursuant to this Article 4. The Corporation covenants and agrees that such notice shall contain the particulars of such event in reasonable detail and, if determinable, the required adjustment, in the manner provided for in Article 9. The Corporation further covenants and agrees that it shall promptly, as soon as the adjustment calculations are reasonably determinable, file a certificate of the Corporation with the Warrant Agent, on which the Warrant Agent may act and rely, showing how such adjustment shall be computed, which certificate shall be supported by a certificate of the Corporation’s Auditors verifying such calculation.

4.6	No Action After Notice

The Corporation covenants with the Warrant Agent that it will not close its transfer books or take any other corporate action which might deprive a Warrantholder of the opportunity of exercising the Warrants during the period of seven (7) calendar days after giving of the notice set forth in Section 4.3 and Section 4.5.

4.7	Other Action

If the Corporation, after the date hereof, shall take any action affecting the Common Shares other than action described in Section 4.1, which in the reasonable opinion of the directors of the Corporation would materially affect the rights of Warrantholders, the Exercise Price and/or Exchange Basis, the number of Common Shares which may be acquired upon exercise of the Warrants shall be adjusted in such manner and at such time, by action of the Directors, acting reasonably and in good faith, in their sole discretion as they may determine to be equitable to the Warrantholders in the circumstances, provided that no such adjustment will be made unless any requisite prior approval of any stock exchange on which the Common Shares are listed for trading has been obtained.

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ARTICLE 5

EXERCISE AND CANCELLATION OF WARRANTS

5.1	Exercise of Warrants

(a)	Warrantholders who wish to exercise the Warrants, in the case of Warrant Certificates, held by them in order to acquire Warrant Shares must (i) duly complete and execute exercise form(s) in the form attached as Appendix “1” to the Warrant Certificate(s) (the “Exercise Form”), in accordance with the instructions attached as Appendix “3” to the Warrant Certificate, which form may be amended by the Corporation with the consent of the Warrant Agent, if such amendment does not, in the reasonable opinion of the Corporation and the Warrant Agent, which may be based on the advice of Counsel, materially and adversely affect the rights, entitlements and interests of the Warrantholders, and (ii) deliver such certificate(s), the executed Exercise Form and a certified cheque, bank draft or money order or wire transfer or similar transfer of funds payable to or to the order of the Corporation for the aggregate Exercise Price to the Warrant Agent. The Warrants represented by a Warrant Certificate shall be deemed to be surrendered (i) upon personal delivery of such certificate, Exercise Form and aggregate Exercise Price or (ii), if such documents are sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent at the office referred to above.

(b)	Exercise is subject to compliance with and may be restricted by the securities laws of the Designated Provinces and the United States and applicable states thereof and is further subject to the Warrantholders providing such assurances and executing such documents as may, in the reasonable opinion of the Corporation or the Warrant Agent, be required to ensure compliance with applicable securities legislation. If, at the time of the voluntary exercise of the Warrants pursuant to this Section 5.1, there remain restrictions on resale under applicable securities legislation on the Warrant Shares so acquired, the Corporation, may, if required on the advice of Counsel, endorse the certificates representing the Warrant Shares with respect to those restrictions.

(c)	A beneficial owner of Uncertificated Warrants evidenced by a security entitlement in respect of Warrants in the book entry registration system who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to the Depository. Forthwith upon receipt by the Depository of such notice, as well as payment for the aggregate Exercise Price, the Depository shall deliver to the Warrant Agent a confirmation of its intention to exercise Warrants (as applicable, a “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book entry registration system, including CDSX. A beneficial owner of Warrants issued in uncertificated form who desires to exercise his or her Warrants must do so by causing a Book Entry Only Participant to deliver to the Depository on behalf of the entitlement holder, notice of the owner’s intention to exercise Warrants in a manner acceptable to the Depository.

(d)	Payment representing the aggregate Exercise Price must be provided to the appropriate office of the Book Entry Only Participant in a manner acceptable to it. A notice in form acceptable to the Book Entry Only Participant and payment from such beneficial owner should be provided to the Book Entry Only Participant sufficiently in advance so as to permit the Book Entry Only Participant to deliver notice and payment to the Depository and for the Depository in turn to deliver written notice and payment to the Warrant Agent prior to Expiry Time. The Depository will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by causing the issuance to the Depository through the book entry registration system of the Warrant Shares to which the exercising Warrantholder is entitled pursuant to the exercise. Any expense associated with the exercise process will be for the account of the entitlement holder exercising the Warrants and/or the Book Entry Only Participant exercising the Warrants on its behalf.

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(e)	By causing a Book Entry Only Participant to deliver notice to the Depository, a beneficial owner shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such Book Entry Only Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Warrant Shares in connection with the obligations arising from such exercise.

(f)	Any notice which the Depository determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a Book Entry Only Participant to exercise or to give effect to the settlement thereof in accordance with the Warrantholder’s instructions will not give rise to any obligations or liability on the part of the Corporation or Warrant Agent to the Book Entry Only Participant or the Warrantholder.

(g)	Any exercise form or Exercise Form referred to in this Section 5.1 shall be signed by the Warrantholder, or its executors or administrators or other legal representatives or an attorney of the Warrantholder, duly appointed by an instrument in writing satisfactory to the Warrant Agent but such exercise form need not be executed by the Depository.

(h)	Any exercise referred to in this Section 5.1 shall require that the entire Exercise Price for Warrant Shares subscribed must be paid at the time of subscription and such Exercise Price and original Exercise Form executed by the Warrantholder or the Confirmation from the Depository must be received by the Warrant Agent prior to the Expiry Time.

(i)	Warrants may only be exercised pursuant to this Section 5.1 by or on behalf of a Warrantholder, as applicable, who makes the certifications set forth on the Exercise Form.

(j)	If the form of Exercise Form set forth in the Warrant Certificate shall have been amended, the Corporation shall cause the amended Exercise Form to be forwarded to all Warrantholders.

(k)	Exercise Forms and Confirmations must be delivered to the Warrant Agent at any time during the Warrant Agent’s actual business hours on any Business Day prior to the Expiry Time. Any Exercise Form or Confirmation received by the Warrant Agent after business hours on any Business Day other than the Expiry Date will be deemed to have been received by the Warrant Agent on the next following Business Day.

(l)	Any Warrant with respect to which a Confirmation is not received by the Warrant Agent before the Expiry Time shall be deemed to have expired and become void and all rights with respect to such Warrants shall terminate and be cancelled.

(m)	Within three (3) Business Days after the date of due exercise of a Warrant, the Warrant Agent shall cause to be delivered or mailed to the person or persons in whose name or names the Warrant is registered or to such address as the Warrantholder may specify in writing to the Warrant Agent upon exercise of a Warrant or, if so specified in writing by the holder, cause to be delivered to such person or persons a certificate or certificates for the appropriate number of Warrant Shares subscribed for, or any other appropriate evidence of the issuance of Warrant Shares to such person or persons in respect of Warrant Shares issued under the book entry registration system.

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5.2	Restriction on Exercise by Persons in the United States and U.S. Persons

Warrants may not be exercised by a U.S. Person or person within the United States or by or on behalf of any person in the United States or U.S. Person; and no Common Shares issued upon exercise of Warrants may be delivered to any address in the United States unless the holder provides documentation satisfactory to the Corporation and the Warrant Agent (which may, at the option of the Corporation and Warrant Agent, include an opinion from U.S. counsel to the holder that is in satisfactory form to the Corporation and Warrant Agent) to the effect that such exercise is being made in transaction that is exempt from the registration requirements of the U.S. Securities Act. Any Warrant Shares so issued in the United States or to U.S. Persons will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and will be issued in physical certificated form bearing a legend describing applicable transfer restrictions under the U.S. Securities Act.

5.3	Effect of Exercise of Warrants

Upon the exercise of the Warrants, each Warrantholder is, at that time, deemed to have become the holder or holders of record of the Warrant Shares in respect of which such Warrantholder’s Warrants are exercised or are deemed to have been exercised, unless the transfer registers of the Corporation shall be closed by law on such date, in which case the Warrant Shares acquired shall be deemed to have been issued and such person or persons deemed to have become the holder or holders of record of such Warrant Shares on the date on which such transfer registers are next reopened. It is hereby understood that in order for persons to whom Common Shares are to be issued, to become holders of Common Shares on record on the Exercise Date, beneficial holders of Uncertificated Warrants must commence the exercise process sufficiently in advance so that the Warrant Agent is in receipt of all items of exercise at least one Business Day prior to such Exercise Date.

5.4	Partial Exercise

Any Warrantholder may acquire a number of Warrant Shares less than the number of Warrant Shares which the holder is entitled to acquire pursuant to the surrendered Warrant Certificate(s). In the event of any exercise of a number of Warrants less than the number which the holder is entitled to exercise pursuant to the surrendered Warrant Certificates, the Warrantholder upon such exercise shall, in addition to the number of Warrant Shares acquired pursuant to the Warrants exercised, be entitled to receive, without charge therefor, a new Warrant Certificate(s) in respect of the balance of the Warrants represented by the surrendered Warrant Certificate(s) and which were not then exercised.

5.5	Warrants Void After Exercise Time

After the exercise of a Warrant as provided in this Article 5, the holder of the Warrant so exercised no longer has any rights either under this Indenture or the Warrant, other than the right to receive certificates or other evidence of ownership as provided herein representing the Warrant Shares, and the Warrant is void and of no value or effect.

5.6	Fractions of Warrant Shares

(a)	Where a Warrantholder is entitled to receive, as a result of the adjustments provided for in Section 4.1 or otherwise, on the exercise or partial exercise of its Warrants a fraction of a Warrant Share, such right may only be exercised in respect of such fraction in combination with another Warrant or other Warrants which in the aggregate entitle the Warrantholder to receive a whole number of Warrant Shares; and

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(b)	If a Warrantholder is not able to, or elects not to, combine Warrants so as to be entitled to acquire a whole number of Warrant Shares, the Warrantholder may not exercise the right to acquire a fractional Warrant Share, and, as a result, has the right to acquire only that number of Warrant Shares equal to the next lowest whole number of Warrant Shares and no cash will be paid in lieu of any fractional Warrant Shares.

5.7	Accounting and Recording

The Warrant Agent shall promptly notify in writing the Corporation with respect to Warrants exercised. The Warrant Agent shall record the particulars of the Warrants exercised which include the name or names and addresses of the persons who become holders of Warrant Shares on exercise pursuant to this Article 5 and the number of Warrant Shares issued. Within three (3) Business Days of the exercise of each Warrant pursuant to Section 5.1, the Warrant Agent shall provide those particulars in writing to the Corporation. The Warrant Agent shall promptly account to the Corporation with respect to Warrants exercised, and shall promptly forward to the Corporation (or into an account or accounts of the Corporation with the bank or trust company designated by the Corporation for that purpose), all monies received by the Warrant Agent on the subscription of Common Shares through the exercise of Warrants. All such monies and any securities or other instruments, from time to time received by the Warrant Agent, shall be received in trust for, and shall be segregated and kept apart by the Warrant Agent for the benefit of the Warrantholders and the Corporation as their interests may appear.

5.8	Cancellation of Surrendered Warrants

All Warrant Certificates surrendered pursuant to Article 5 or transferred or exchanged pursuant to Article 2 shall be cancelled by the Warrant Agent and, upon such circumstances, all Uncertificated Warrants shall be deemed cancelled and so noted on the register by the Warrant Agent. Upon request by the Corporation, the Warrant Agent shall furnish to the Corporation a cancellation certificate identifying the Warrant Certificates and Uncertificated Warrants so cancelled, the number of Warrants evidenced thereby, the number of Common Shares, if any, issued pursuant to such Warrants, as applicable, and the details of any Warrant Certificates issued, or Uncertificated Warrant entries made, in substitution or exchange for such Warrant Certificates and Uncertificated Warrants cancelled.

5.9	Expiration of Warrants

Immediately after the Expiry Time, all rights under any Warrant in respect of which the right of acquisition provided for herein shall not have been exercised shall cease and terminate and each Warrant shall be void and of no further force or effect.

ARTICLE 6

MEETINGS OF THE WARRANTHOLDERS

6.1	Convening Meetings

The Warrant Agent or the Corporation may convene a Meeting at any time at the expense of the Corporation. Upon receipt of a Warrantholders’ Request, the Warrant Agent or the Corporation shall convene a Meeting, provided that, in the case of the Warrant Agent, it has been indemnified and funded to its reasonable satisfaction by the Corporation or the Warrantholders signing the Warrantholders’ Request for the costs of convening and holding a Meeting. If the Warrant Agent or the Corporation fails to convene the Meeting within thirty (30) days after being duly requisitioned to do so whether by the Corporation or a Warrantholders’ Request and indemnified and funded as aforesaid, the Warrantholders holding not less than 25% of the aggregate number of all then outstanding Warrants may themselves convene a Meeting, the notice for which must be signed by a person that those Warrantholders specify, provided that the Warrant Agent and Corporation receive notice of the Meeting in accordance with Section 6.3. A written requisition must state, generally, the reason for the Meeting and business to be transacted at the Meeting.

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6.2	Place of Meeting

Every Meeting must be held in Montréal (Québec) or at such other place that the Warrant Agent and Corporation approve, at a location specified by the Corporation.

6.3	Notice

The Warrant Agent or the Corporation, as the case may be, shall give written notice of each Meeting to each Warrantholder, the Warrant Agent (unless the Meeting has been called by the Warrant Agent) and the Corporation (unless the Meeting has been called by the Corporation) in the manner specified in Article 9 at least twenty one (21) calendar days before the date of the Meeting. The Warrant Agent shall give written notice of each Adjourned Meeting to each Warrantholder in the manner specified in Article 9 at least seven (7) calendar days before the date of the Adjourned Meeting. The notice for a Meeting must state the time and place of the Meeting and, generally, the reason for the Meeting and the business to be transacted at the Meeting, together with such additional information as may be required to sufficiently inform the Warrantholders regarding the business to be transacted at the Meeting. The notice for an Adjourned Meeting must state the time and place of the Adjourned Meeting but need not specify the business to be transacted at an Adjourned Meeting. The accidental omission by the Warrant Agent or the Corporation, as the case may be, to give notice of a Meeting or an Adjourned Meeting to a Warrantholder does not invalidate a resolution passed at a Meeting or Adjourned Meeting.

6.4	Persons Entitled to Attend

The Corporation may and the Warrant Agent shall, each by its authorized representatives including Directors, officers, employees and agents, attend every Meeting and Adjourned Meeting but neither the Corporation nor the Warrant Agent has the right to vote unless they are acting in their capacity as Warrantholder or a proxy for a Warrantholder. The legal advisors of the Corporation, the Warrant Agent, and any Warrantholders, respectively, may also attend a Meeting or Adjourned Meeting but do not have the right to vote, unless they have the right to vote as a Warrantholder.

6.5	Quorum

Subject to the provisions of Section 6.18, at any meeting of the Warrantholders, a quorum shall consist of two or more Warrantholders present in person or by proxy and entitled to purchase at least 25% of the aggregate number of all then outstanding Warrants.

6.6	Chair

The Warrant Agent shall nominate a natural person as the chair of a Meeting or Adjourned Meeting. If the person so nominated is not present within 15 minutes after the time set for holding the Meeting or Adjourned Meeting, the Warrantholders present in person or represented by proxy shall choose one of their number to be chair. The chair may vote any Warrants for which he or she is the registered holder. The chair does not need to be a Warrantholder.

6.7	Power to Adjourn

The chair of any Meeting at which a quorum of the Warrantholders is present may, with the consent of the Meeting, adjourn any such meeting. Notice of such adjournment will be given in accordance with Section 6.3 with such other requirements, if any, as the Meeting may prescribe.

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6.8	Adjourned Meeting

Without limiting the generality of Section 6.7, if a quorum of the Warrantholders is not present within 30 minutes after the time fixed for holding a Meeting, the Meeting stands adjourned to a date not less than ten (10) calendar days and not more than thirty (30) calendar days later, at a place determined in accordance with Section 6.2, and at a time specified by the chair. The Warrant Agent shall in accordance with Section 6.3 send a notice of the Adjourned Meeting to each Warrantholder and the Corporation. At an Adjourned Meeting, two or more Warrantholders or persons representing Warrantholders by proxy constitutes a quorum for the transaction of business for which the Meeting was convened. Any business may be brought before or dealt with at an Adjourned Meeting which might have been dealt with at the original meeting in accordance with the notice calling the same. No business shall be transacted at any meeting unless a quorum be present at the commencement of business. At the adjourned meeting, the two or more Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not be entitled to acquire at least 25% of the aggregate number of all then outstanding Warrants.

6.9	Show of Hands

Subject to a poll and except as otherwise required herein, every question submitted to a Meeting or Adjourned Meeting, except an Extraordinary Resolution, shall be decided, in the first instance, by the majority of votes in a show of hands. If the vote is tied, the chair does not have a casting vote and the motion will not be carried. On a show of hands, each Warrantholder present in person or represented by proxy and entitled to vote is entitled to one vote for each Common Share that such Warrantholder present in person (or represented by proxy and entitled to vote) can acquire pursuant to its unexercised Warrants. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

6.10	Poll

When requested by a Warrantholder acting in person or by the proxy representing the Warrantholder and entitled to acquire in the aggregate at least 5% of the aggregate number of Common Shares that can be acquired pursuant to the then outstanding Warrants, and on every Extraordinary Resolution, the chair of a Meeting or Adjourned Meeting shall request a poll on a question submitted to the Meeting. Except as otherwise required herein (such as in the case of an Extraordinary Resolution), if a question has been put to a poll, that question shall be decided by the affirmative vote of not less than a majority of the votes given on the poll. If the vote is tied, the motion shall not be carried. On a poll, each Warrantholder or person representing a Warrantholder by proxy shall be entitled to one vote for each Common Share that such Warrantholder or such Warrantholder represented by proxy, as the case may be, can acquire pursuant to its unexercised Warrants. A declaration made by the chair that a resolution has been carried or lost is conclusive evidence thereof. In the case of joint Warrantholders, any one of them present in person or represented by proxy may vote in the absence of the other or others but when more than one of them is present in person or by proxy, they may only vote together in respect of the Warrants of which they are joint registered holders.

6.11	Regulations

Subject to the provisions of this Indenture, the Warrant Agent, or the Corporation with the approval of the Warrant Agent, may from time to time make and, thereafter, vary regulations not contrary to the provisions of this Indenture as it deems fit providing for and governing the following:

(a)	setting a record date for a Meeting for determining Warrantholders entitled to receive notice of and vote at a Meeting;

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(b)	voting by proxy, the manner in which a proxy instrument must be executed, and the production of the authority of any person signing an instrument of a proxy on behalf of a Warrantholder;

(c)	lodging and the means of forwarding the instruments appointing proxies, and the time before a Meeting or Adjourned Meeting by which an instrument appointing a proxy must be deposited;

(d)	the form of the instrument of proxy; and

(e)	any other matter relating to the conduct of a Meeting.

A regulation so made is binding and effective and votes given in accordance with such a regulation are valid. The Warrant Agent may permit Warrantholders to make proof of ownership in the manner the Warrant Agent approves.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to Section 6.4 and Section 6.18), shall be Warrantholders or proxies of Warrantholders.

6.12	Powers of Warrantholders

By Extraordinary Resolution passed pursuant to this Article 6, the Warrantholders may:

(a)	agree to any modification, abrogation, alteration, compromise or arrangement of the rights of Warrantholders or the Warrant Agent in its capacity as warrant agent hereunder (subject to the Warrant Agent’s prior consent, acting reasonably) or on behalf of the Warrantholders against the Corporation whether such rights arise under this Indenture or otherwise;

(b)	amend, alter or repeal any Extraordinary Resolution previously passed or sanctioned by the Warrantholders;

(c)	direct or to authorize the Warrant Agent, subject to Section 8.14 hereof, to enforce any of the covenants on the part of the Corporation contained in this Indenture or to enforce any of the rights of the Warrantholders in any manner specified in such Extraordinary Resolution or to refrain from enforcing any such covenant or right;

(d)	waive, and to direct the Warrant Agent to waive, any default on the part of the Corporation in complying with any provisions of this Indenture either unconditionally or upon any conditions specified in such Extraordinary Resolution;

(e)	restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Corporation for the enforcement of any of the covenants on the part of the Corporation in this Indenture or to enforce any of the rights of the Warrantholders;

(f)	direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or to discontinue or otherwise to deal with the same upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g)	assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental instrument that is prejudicial to the interests of the Warrantholders, as a group, and which may be agreed to by the Corporation, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission;

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(h)	with the consent of the Corporation, such consent not to be unreasonably withheld, to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed; and

(i)	assent to any compromise or arrangement with any creditor or creditors or any class or classes of creditors, whether secured or otherwise, and with holders of any shares or other securities of the Corporation.

6.13	Meaning of Extraordinary Resolution

(a)	The expression “Extraordinary Resolution” when used in this Indenture means, subject as hereinafter provided in this Section 6.13 and in Section 6.16, a resolution (i) proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 6 at which there are present in person or by proxy Warrantholders holding at least 25% of the aggregate number of all then outstanding Warrants and passed by the affirmative votes of Warrantholders holding not less than 66⅔% of the aggregate number of all then outstanding Warrants, at the meeting and voted on the poll upon such resolution; or (ii) in writing signed by the holders of at least 66⅔% of the aggregate number of all then outstanding Warrants on any matter that would otherwise be voted upon at a meeting called to approve such resolution as contemplated in Section 6.13(a)(i).

(b)	If, at the meeting at which an Extraordinary Resolution is to be considered, Warrantholders holding at least 25% of the aggregate number of all then outstanding Warrants are not present in person or by proxy within 30 minutes after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 10 or more than 30 calendar days later, and to such place and time as may be appointed by the chairman. Not less than 7 days’ prior notice shall be given of the time and place of such adjourned meeting in the manner provided for in Section 6.3. Such notice shall state that at the adjourned meeting the two or more Warrantholders present in person or by proxy shall form a quorum, but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the two or more Warrantholders present in person or by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in Section 6.16 shall be an Extraordinary Resolution within the meaning of this Indenture notwithstanding that Warrantholders entitled to acquire at least 25% of the aggregate number of all then outstanding Warrants are not present in person or by proxy at such adjourned meeting.

(c)	Subject to Section 6.16, votes on an Extraordinary Resolution shall always be given on a poll and no demand for a poll on an Extraordinary Resolution shall be necessary.

6.14	Powers Cumulative

Any one or more of the powers or any combination of the powers in this Indenture stated to be exercised by the Warrantholders by Extraordinary Resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholder to exercise such power or combination of powers then or thereafter from time to time.

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6.15	Minutes of Meetings

Minutes and records of all resolutions and proceedings at a Meeting or Adjourned Meeting shall be made and duly entered in books to be provided by the Warrant Agent at the expense of the Corporation and shall make available those minutes and records at the office of the Corporation for inspection by a Warrantholder or his authorized representative and the Underwriter at reasonable times. If signed by the chair of the Meeting or by the chair of the next succeeding Meeting, such minutes shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every such Meeting in respect of which minutes shall have been made shall be deemed to have been duly convened and held, and all the resolutions passed thereat or proceedings taken shall be deemed to have been duly passed and taken.

6.16	Written Resolutions

Notwithstanding the foregoing, a written resolution or instrument signed in one or more counterparts by the Warrantholders holding (i), in the case of an ordinary resolution, not less than a majority of the Warrants outstanding, or (ii), in the case of an Extraordinary Resolution, not less than 66⅔% of the aggregate number of all then outstanding Warrants, in each case is deemed to be the same as, and to have the same force and effect as, an ordinary resolution or Extraordinary Resolution, as the case may be, duly passed at a Meeting or Adjourned Meeting, as the case may be.

6.17	Binding Effect

A resolution of the Warrantholders passed pursuant to this Article 6 is binding upon all Warrantholders whether present or absent from such meeting. Upon the passing of a Warrantholders’ resolution at a meeting of the Warrantholders, or upon the signing of a written resolution or instrument pursuant to Section 6.16 and delivery by the Corporation to the Warrant Agent of an original, certified or notarial copy, or copies, of such resolution as executed or passed by the Warrantholders, the Warrant Agent is entitled to and shall give effect thereto.

6.18	Holdings by the Corporation or Subsidiaries of the Corporation Disregarded

In determining whether Warrantholders holding the required number of Warrants are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, resolution, Extraordinary Resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Corporation or any Subsidiary of the Corporation shall be disregarded. The Corporation will provide the Warrant Agent with, upon request, a certificate of the Corporation detailing their holdings and those of their subsidiaries and the various registrations.

6.19	Corporation, Warrant Agent and Agent May be Represented

The Corporation, the Warrant Agent and the Underwriters, by their respective directors, officers and employees and Counsel to the Corporation, the Warrant Agent and the Underwriters, may attend any Meeting, but shall have no vote as such unless they are acting in their capacity as a Warrantholder or a proxy for a Warrantholder.

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ARTICLE 7

SUPPLEMENTAL INDENTURES, MERGER, SUCCESSORS

7.1          Provision for Supplemental Indentures for Certain Purposes

From time to time, the Corporation shall, when authorized by the Directors, and the Warrant Agent may, subject to the provisions of this Indenture, execute and deliver by their proper officers, deeds, indentures or instruments supplemental hereto, which thereafter form part hereof for any one or more or all of the following purposes:

(a)	adding to the provisions hereof such additional covenants, enforcement provisions, and release provisions (if any) as in the opinion of Counsel acceptable to the Corporation are necessary or advisable, provided the same are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(b)	adding to the covenants of the Corporation in this Indenture for the protection of the Warrantholders;

(c)	evidencing any succession (or successive successions) of other companies to the Corporation and the covenants of, and obligations assumed by, such successor (or successors) in accordance with the provisions of this Indenture;

(d)	setting forth any adjustments resulting from the application of the provisions of Article 4;

(e)	providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent relying on the advice of Counsel;

(f)	making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder or for the purpose of obtaining a listing or quotation of the Warrants on any stock exchange, provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of Counsel, prejudicial to the interests of the Warrantholders;

(g)	giving effect to an Extraordinary Resolution;

(h)	rectifying any ambiguity, defective provision, clerical omission or mistake or manifest or other error contained herein or in any deed or indenture supplemental or ancillary hereto provided that, in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrantholders are not prejudiced thereby and provided that the Warrant Agent may, in its uncontrolled discretion, decline to enter into any such supplemental indenture which in its opinion, relying on the advice of Counsel, may not afford adequate protection to the Warrant Agent when the same will become operative;

(i)	adding to or altering the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrant Certificates of different denominations, and making any modification in the form of the Warrant Certificate which does not affect the substance thereof; or

(j)	for any other purpose not inconsistent with the provisions of this Indenture, provided that, in the opinion of the Warrant Agent, relying on the advice of Counsel, the rights of the Warrantholders are in no way prejudiced thereby.

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7.2          Corporation May Consolidate, etc. on Certain Terms

Subject to Section 4.1(d), nothing in this Indenture prevents any consolidation, amalgamation, arrangement or merger of the Corporation with or into any other body corporate or bodies corporate, or a conveyance or transfer of all or substantially all the properties and assets of the Corporation as an entirety to any body corporate lawfully entitled to acquire and operate the same, provided, however, that the body corporate formed by such consolidation, amalgamation, arrangement or into which such merger has been made, or which has acquired by conveyance or transfer all or substantially all the properties and assets of the Corporation as an entirety in circumstances resulting in the Warrantholders being entitled to receive property from or securities of such body corporate, shall execute prior to or contemporaneously with such consolidation, amalgamation, arrangement, merger, conveyance or transfer, an indenture supplemental hereto wherein the due and punctual performance and observance of all the covenants and conditions of this Indenture to be performed or observed by the Corporation are assumed by the successor body corporate. The Warrant Agent is entitled to receive and is fully protected in relying upon an opinion of Counsel that any such consolidation, amalgamation, arrangement, merger, conveyance or transfer, and a supplemental indenture executed in connection therewith, complies with the provisions of this Section.

7.3          Successor Body Corporate Substituted

In the case of the consolidation, amalgamation, arrangement, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to or with another entity (“successor entity”), the successor entity resulting from such consolidation, amalgamation, arrangement, merger or transfer (if not the Corporation) shall expressly assume, by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, the due and punctual performance and observance of each and every covenant and condition of this Indenture to be performed and observed by the Corporation.

ARTICLE 8

CONCERNING THE WARRANT AGENT

8.1          Duties of Warrant Agent

By way of supplement to the provisions of any statute from time to time relating to warrant agents, and notwithstanding any other provision of this Indenture, in the exercise of the rights, duties and obligations prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith and shall exercise that degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. The Warrant Agent shall not be liable for any action it takes or omits to take in good faith that it believes to be authorized or within the rights or powers conferred upon it by this Indenture. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against any liability for its own gross negligence, wilful misconduct, bad faith or fraud.

8.2          Action by Warrant Agent

The Warrant Agent is not obligated to do any act or thing except where required to do so by this Indenture and, in the case of a default, only when it has actual written notice thereof.

8.3         Certificate of the Corporation

If, in the administration of its duties under this Indenture, the Warrant Agent deems it necessary or desirable that any matter be proved or established by the Corporation, prior to taking or suffering any action hereunder, the Warrant Agent may accept, act and rely upon, and shall be protected in accepting, acting and relying upon, a certificate of the Corporation as conclusive evidence of the truth of any fact relating to the Corporation or its assets therein stated and proof of the regularity of any proceedings or actions associated therewith, but the Warrant Agent may in its discretion require further evidence or information before acting or relying on any such certificate. In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Corporation shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof, and in such form as may be prescribed by Applicable Legislation, under Section 8.7, or as the Warrant Agent may reasonably require by written notice to the Corporation. Whenever Applicable Legislation requires that evidence referred to in this Section 8.3 be in the form of a statutory declaration, the Warrant Agent may accept such statutory declaration in lieu of a certificate of the Corporation required by any provision hereof. Any such statutory declaration may be made by any one or more of the Chair of the board of directors of the Corporation and Chief Executive Officer, President or Chief Financial Officer of the Corporation or by any other officer or Director of the Corporation to whom such authority is delegated by the Directors from time to time.

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8.4          Warrant Agent May Employ Experts

The Warrant Agent may, at the Corporation’s expense, employ or retain such lawyers, accountants, engineers, appraisers or other experts, advisers or agents as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for such services rendered to it, but it is not responsible for any negligence, misconduct, mistake or error of judgment on the part of any of them. The Corporation shall reimburse the Warrant Agent for all disbursements, costs and expenses made or incurred by the Warrant Agent in the discharge of its duties and in the management of its duties hereunder. The Warrant Agent may rely upon and act upon, and shall be protected in relying and acting upon, the opinion or advice of, or information obtained from, any such lawyer, accountant, engineer, appraiser or other expert, adviser or agent in relation to any matter arising in the administration of its duties hereof. The Warrant Agent shall not incur any liability for the acts or omissions of such lawyers, accountants, engineers, appraisers or other experts, advisers or agents employed by the Warrant Agent in good faith.

8.5          Documents, Monies, etc. Held by Warrant Agent

Any monies, securities, documents of title or other instruments that may at any time be held by the Warrant Agent shall be placed in the deposit vaults of the Warrant Agent or of any Canadian chartered bank listed in Schedule I of the Bank Act (Canada), or deposited for safekeeping with any such bank. Any written direction for release of funds received shall be received by the Warrant Agent by 3:00 p.m. (Toronto time) on the Business Day on which such release is to be made, failing which such direction will be handled on a commercially reasonable efforts basis and may result in funds being released on the next Business Day. The Warrant Agent shall have no responsibility or liability for any diminution of any funds resulting from any investment made in accordance with this Indenture, including any losses on any investment liquidated prior to maturity in order to make a payment required hereunder.

The Warrant Agent may hold cash balances constituting part or all of such monies and may, but need not, invest same in the deposit department of a Canadian chartered bank; but the Warrant Agent, its affiliates or a Canadian chartered bank shall not be liable to account for any profit to any parties to this Indenture or to any other person or entity.

8.6          Resignation and Replacement of Warrant Agent

(a)	The Warrant Agent may resign its agency and be discharged from all further obligations hereunder by giving to the Corporation and the Warrantholders written notice at least sixty (60) calendar days, or such shorter time period if acceptable to the Warrant Agent and the Corporation, before the effective date of the resignation. If the Warrant Agent resigns, or becomes incapable of acting hereunder, the Corporation shall forthwith appoint in writing a new warrant agent, unless a new Warrant Agent has already been appointed by the Warrantholders.

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(b)	Failing such appointment by the Corporation or by the Warrantholders by Extraordinary Resolution, the retiring Warrant Agent, at the expense of the Corporation, or any Warrantholder may apply to a Judge of the Québec Superior Court of Justice on such notice as such Judge may direct, for the appointment of a new warrant agent. The Warrantholders may, by Extraordinary Resolution, remove the Warrant Agent (including a warrant agent appointed by the Corporation or by a Judge as aforesaid) and appoint a new warrant agent.

(c)	Any new Warrant Agent appointed under the provisions of this Section 8.6 shall be a corporation authorized to carry on the business of a trust company in the Province of Québec and, if required by Applicable Legislation of any other province, in such other province.

(d)	On any new appointment, the new Warrant Agent is vested with the same powers, rights, duties and obligations as if it had been originally named as Warrant Agent without any further assurance, conveyance, act or deed; but there will be immediately executed, at the expense of the Corporation, all such conveyances or other instruments as may, in the opinion of Counsel, be necessary or advisable for the purpose of assuring such powers, rights, duties and responsibilities of the new Warrant Agent, provided that, any successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Corporation, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder.

(e)	On the appointment of a new Warrant Agent, the Corporation will promptly give notice thereof to the Warrantholders.

(f)	Any Warrant Certificates certified but not delivered by a predecessor Warrant Agent may be certified by the successor Warrant Agent in the name of the predecessor or successor Warrant Agent.

(g)	Any corporation in to which the Warrant Agent may be merged or consolidated or amalgamated or to which all or substantially all of its corporate trust business is sold or otherwise transferred, or any corporation resulting therefrom shall be a party, or any corporation succeeding to substantially the corporate trust business of the Warrant Agent shall be the successor to the Warrant Agent, hereunder without any further act on its part or any of the parties hereto, provided that such corporation would be eligible for appointment as successor Warrant Agent.

8.7          Indenture Legislation

The Corporation and the Warrant Agent agree that each shall at all times in relation to this Indenture and to any action to be taken hereunder, observe and comply with and be entitled to the benefits of all Applicable Legislation. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with any mandatory requirement of Applicable Legislation, such mandatory requirement prevails.

8.8          Notice

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereby unless and until it shall have required so to do under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall distinctly specify the default desired to be brought to the attention of the Warrant Agent and in the absence of any such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has been made in the observance or performance of any of the representations, warranties, covenants, agreements or conditions contained herein. Any such notice will in no way limit any discretion herein given the Warrant Agent to determine whether or not the Warrant Agent will take action with respect to any default. Proof of execution of any document or instrument in writing by a holder, including a Warrantholders’ Request, may be made by the certificate of a notary public, or other officer with similar powers, that the person signing such instrument acknowledged to him the execution thereof, or by an affidavit of a witness to such execution, or in any other manner the Warrant Agent considers adequate, and in respect of a corporate Warrantholder, shall include a certificate of incumbency of such Warrantholder together with a certified resolution authorizing the person who signs such instrument to sign such instrument. The Warrant Agent shall not be bound to give notice to any person of execution hereof.

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8.9          Use of Proceeds

The Warrant Agent is in no way responsible for the use by the Corporation of the proceeds of the issue hereunder.

8.10        No Inquiries

In the exercise of any right or duty hereunder the Warrant Agent, if it is acting in good faith, may act and rely, and shall be protected in so acting and relying, as to the truth of any statement or the accuracy of any opinion expressed therein, on any statutory declaration, opinion, report, certificate or other evidence furnished to the Warrant Agent pursuant to a provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent, if the Warrant Agent examines such evidence and determines that it complies with the applicable requirements of this Indenture. The Warrant Agent may nevertheless, in its discretion, require further proof in cases where it deems further proof desirable. The Warrant Agent is not bound to make any inquiry or investigation as to the performance by the Corporation of the Corporation’s covenants hereunder.

8.11        Actions by Warrant Agent to Protect Interest

The Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

8.12        Warrant Agent Not Required to Give Security

The Warrant Agent is not required to give any bonds or security with respect to the execution or administration of its duties and the powers of this Indenture.

8.13       No Conflict of Interest

The Warrant Agent represents to the Corporation that, to the best of its knowledge, at the time of the execution and delivery by it of this Indenture, there exists no material conflict of interest in the role of the Warrant Agent hereunder but if, notwithstanding the provisions of this Section 8.13, such a material conflict of interest exists, the validity and enforceability of this Indenture and the instruments issued hereunder is not affected in any manner whatsoever by reason only that such material conflict of interest exists or arises. The Warrant Agent shall, within thirty (30) calendar days after ascertaining that it has a material conflict of interest, either eliminate such material conflict of interest or resign in the manner and with the effect specified in Section 8.6.

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8.14       Warrant Agent Not Ordinarily Bound

No provision of this Indenture shall require the Warrant Agent (and its officers, Directors, employees and agents) to expend or risk its (or their) own funds or otherwise incur financial liability in the performance of any of its (or their) duties or in the exercise of any of its (or their) rights or powers unless it is (or they are) so indemnified and funded. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrantholders hereunder, is conditional upon Warrantholders furnishing, when required in writing so to do by the Warrant Agent, notice specifying the act, action or proceeding which the Warrant Agent is requested to take, funds sufficient for commencing or continuing the act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent to protect and hold harmless the Warrant Agent (and its officers, Directors, employees and agents) against any costs, charges, expenses, loss, damage or liability it may suffer by reason thereof. The Warrant Agent may, before commencing or at any time during the continuance of any such act, action or proceeding, require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrants held by them, for which Warrants the Warrant Agent shall issue receipts.

8.15       Warrant Agent May Deal in Instruments

The Warrant Agent may in its personal or other capacity, buy, sell, lend upon and deal in and hold securities of the Corporation and in the Warrants and generally contract and enter into financial transactions with the Corporation or otherwise, without being liable to account for any profits made thereby.

8.16       Recitals or Statements of Fact Made by Corporation

Except for the representations contained in Sections 8.13 and 8.20, subject to the provisions hereof, the Warrant Agent is not liable for or by reason of any of the statements of fact or recitals contained in this Indenture or in the Warrant Certificates and is not required to verify the same but all such statements and recitals are and are deemed to have been made by the Corporation only.

8.17       Warrant Agent’s Discretion Absolute

The Warrant Agent, except as herein otherwise provided, has, as regards to all the powers, authorities and discretions vested in it, absolute discretion as to the exercise thereof, whether in relation to the manner or as to the mode and time for the exercise thereof.

8.18       No Representations as to Validity

The Warrant Agent is not:

(a)	under any responsibility in respect of the validity of this Indenture or the execution and delivery thereof or (subject to Section 2.5(a) and Section 2.8 hereof) in respect of the validity or the execution of any Warrant Certificate;

(b)	under any obligation to see to, or to require evidence of, the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto;

(c)	responsible for any breach by the Corporation of any covenant or condition contained in this Indenture or in any Warrant Certificate and will not incur any liability or responsibility whatever or be in any way responsible for the consequences of any breach by the Corporation of any obligation herein contained or of any act of any Director, officer, employee or agent of the Corporation; or

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(d)	by any act hereunder, deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued as provided in this Indenture or in any Warrant Certificate or as to whether any shares will when issued be duly authorized or be validly issued and fully paid and non-assessable. The duty and responsibility as to all the matters and things referred to in this Section 8.18 rests upon the Corporation and not upon the Warrant Agent and the failure of the Corporation to discharge any such duty and responsibility does not in any way render the Warrant Agent liable or place upon it any duty or responsibility for breach of which it would be liable.

8.19        Acceptance of Appointment

The Warrant Agent hereby accepts the duties under this Indenture and agrees to perform the same upon the terms and conditions herein set forth or referred to unless and until discharged therefrom by resignation or in some other lawful way.

8.20        Warrant Agent’s Authority to Carry on Business

The Warrant Agent represents to the Corporation that, at the date hereof, it is authorized to carry on the business of a trust company in Québec and Ontario. If, notwithstanding the provisions of this Section 8.20, it ceases to be authorized to carry on such business in Québec or Toronto, as the case may be, the validity and enforceability of this Indenture and of the Warrants issued hereunder are not affected in any manner whatsoever by reason only of such event, provided that the Warrant Agent shall, within thirty (30) calendar days after ceasing to be authorized to carry on such business in Québec or Toronto, as the case may be, either become so authorized or resign in the manner and with the effect specified in Section 8.6.

8.21        Indemnification of Warrant Agent

Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Corporation hereby agrees to indemnify and hold harmless the Warrant Agent and its affiliates, their successors, assigns, and each of their Directors, officers, employees and agents (the “Indemnified Parties”) and save them harmless from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, charges, payments, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Indemnified Parties in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, charges, payments, expenses and other disbursements arising by reason of the gross negligence, wilful misconduct or fraud of the Warrant Agent. In the absence of gross negligence, wilful misconduct or fraud on its part, the Warrant Agent will not be liable for any action taken, suffered or omitted by it or for any error of judgment made by it in performance of its duties under this Indenture. In no event will the Warrant Agent be liable for special, indirect, consequential or punitive loss or damages of any kind whatsoever (including, but not limited to, lost profits), even if the Warrant Agent has been advised of the possibility of such damages. The Warrant Agent shall not be under any obligation to prosecute or to defend any action or suit in respect of the relationship which, in the opinion of its Counsel, may involve it in expense or liability, unless the Corporation shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture.

8.22       Performance of Covenants by Warrant Agent

If the Corporation fails to perform any of its covenants contained in this Indenture, then the Corporation will notify the Warrant Agent in writing of such failure and upon receipt by the Warrant Agent of such notice, the Warrant Agent may notify the Warrantholders of such failure on the part of the Corporation and may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants or to notify the Warrantholders of such performance by it. All sums expended or disbursed by the Warrant Agent in so doing shall be reimbursed as provided in Section 3.2. No such performance, expenditure or disbursement by the Warrant Agent shall be deemed to relieve the Corporation of any default hereunder or of its continuing obligations under the covenants herein contained.

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8.23        Third Party Interests

The Corporation hereby represents to the Warrant Agent that any account to be opened by, or interest to held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such third party.

8.24        Not Bound to Act

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, in its sole opinion, such action would be conflicting with or contrary to the terms of this Indenture or the law or regulation of any jurisdiction or any order or directive of any court, governmental agency or other regulatory body.

8.25        Anti-Money Laundering

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non- compliance with any sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on ten (10) days’ written notice to the Corporation, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non- compliance to the extent permitted by sanctions legislation or regulation or applicable anti-money laundering or anti-terrorist legislation, regulation or guideline; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such ten (10) day period, then such resignation shall not be effective.

8.26        Not Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent will not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Corporation.

ARTICLE 9

NOTICES

9.1           Notice to Corporation, Warrant Agent and Underwriter

Any notice to the Corporation, Warrant Agent or Underwriter under the provisions of this Indenture is valid and effective if in writing delivered, sent by registered letter or postage prepaid:

(a)	to the Corporation at:

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PyroGenesis Canada Inc.

1744 William Street, Suite 200

Montréal, Québec H3J 1R4

Attention: P. Peter Pascali, President and Chief Executive Officer

Email: ppascali@pyrogenesis.com

with a copy to (which shall not constitute notice):

Osler, Hoskin & Harcourt, LLP

1000, De La Gauchetière Street West, Suite 2100

Montreal, Quebec, H3B 4W5 Canada

Attention: Eric Levy

Email: elevy@osler.com

(b)	to the Warrant Agent at:

AST Trust Company (Canada)

1 Toronto Street, Suite 1200

Toronto, Ontario M5C 2V6 Canada

Attention: Susanne Tasche

Email: stasche@astfinancial.com

(c)	to the Underwriter at (which shall not constitute notice):

Mackie Research Capital Corporation

199 Bay Street, Suite 4500

Toronto, Ontario M5L 1G2

Attention: David Keating, Managing Director, Head of Equity Capital Markets

Email: dkeating@mackieresearch.com

with a copy to (which shall not constitute notice):

Fasken Martineau DuMoulin LLP

333 Bay Street, Suite 2400

Toronto, Ontario M5H 2T6

Attention: John M. Sabetti

Email: jsabetti@fasken.com

Any notice, direction or other instrument aforesaid will, if delivered, be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third (3rd) Business Day following the date of the postmark on such notice and, if sent by facsimile or email, be deemed to have been given and received on the day it was so sent unless it was sent:

(i)       on a day which is not a Business Day in the place to which it was sent; or

(ii)       after 4:30 p.m. in the place to which it was sent,

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in which cases it will be deemed to have been given and received on the next day which is a Business Day in the place to which it was sent.

The Corporation or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in this Section 9.1 of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Corporation or the Warrant Agent, as the case may be, for all purposes of this Indenture.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Corporation hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to the named officer of the party to which it is addressed or, if it is delivered to such party at the appropriate address provided in this Section 9.1 or by facsimile or electronic transmission or other means of prepaid, transmitted and recorded communication.

9.2         Notice to Warrantholders

Any notice to the Warrantholders under the provisions of this Indenture is valid and effective if delivered, sent by regular mail or sent by courier to each Warrantholder at its address appearing on the register of Warrants kept by the Warrant Agent or, in the case of joint holders, to the first such address, and, if delivered or couriered, shall be deemed to have been given and received on the day it was delivered and, if mailed, be deemed to have been received on the third (3rd) Business Day following the date of the postmark on such notice. Accidental error or omission in giving notice or accidental failure to mail notice to any holder will not invalidate any action or proceeding founded thereon. All notices may be given to whichever one of the Warrantholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all Warrantholders of and any other persons (if any) interested in such Warrants.

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders hereunder could reasonably be considered unlikely to reach its destination, such notice shall be valid and effective only if it is delivered to such Warrantholders to the address for such Warrantholders contained in the register maintained by the Warrant Agent or such notice may be given, at the Corporation’s expense, by means of publication in the Globe and Mail, National Edition, or any other English language daily newspaper or newspapers of general circulation in Canada, in each two successive weeks, the first such notice to be published within 5 business days of such event, and any so notice published shall be deemed to have been received and given on the latest date the publication takes place.

ARTICLE 10

POWER OF BOARD OF DIRECTORS

10.1       Board of Directors

In this Indenture, where the Corporation is required or empowered to exercise any acts, all such acts may be exercised by the Directors, by any duly appointed committee of the Directors or by those officers of the Corporation authorized to exercise such acts.

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ARTICLE 11

ENFORCEMENT

11.1       Suits

(a)	No Warrantholder has any right to institute any action, suit or proceeding at law or in equity for the purpose of enforcing the execution of any power hereunder or for the appointment of a liquidator or receiver or for a receiving order under the Bankruptcy and Insolvency Act (Canada) or to have the Corporation wound up or to file or prove a claim in any liquidation or bankruptcy proceedings or for any other remedy hereunder, unless the Warrantholders by Extraordinary Resolution have made a request to the Warrant Agent and the Warrant Agent has been afforded reasonable opportunity to proceed or complete any action or suit for any such purpose whether or not in its own name and the Warrantholders or any of them have furnished to the Warrant Agent, when so requested by the Warrant Agent, sufficient funds and security and indemnity satisfactory to it against the costs, expenses and liabilities to be incurred therein or thereby and the Warrant Agent has failed to act within a reasonable time or the Warrant Agent has failed to actively pursue any such act or proceeding.

(b)	Subject to the provisions of this Section and otherwise in this Indenture, all or any of the rights conferred upon a Warrantholder by the terms of a Warrant may be enforced by such Warrantholder by appropriate legal proceedings without prejudice to the right which is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the Warrantholders from time to time.

(c)	The Corporation shall have the right to enforce full payment of the Exercise Price of all Common Shares issued by the Warrant Agent to a Warrantholder hereunder and shall be entitled to demand such payment from the Warrantholder or alternatively to instruct the Warrant Agent to cancel the share certificates and amend the securities register accordingly.

11.2       Waiver of Default

Notwithstanding Section 12.3 below, upon the happening of any default hereunder:

(a)	the Warrantholders of not less than 51% of the Warrants then outstanding shall have power (in addition to the powers exercisable by Extraordinary Resolution) by requisition in writing to instruct the Warrant Agent to waive any default hereunder and the Warrant Agent shall thereupon waive the default upon such terms and conditions as shall be prescribed in such requisition; or

(b)	the Warrant Agent shall have power to waive any default hereunder upon such terms and conditions as the Warrant Agent may deem advisable, if, in the Warrant Agent’s opinion, relying on the opinion of Counsel, the same shall have been cured or adequate provision made therefor;

provided that no delay or omission of the Warrant Agent or of the Warrantholders to exercise any right or power accruing upon any default shall impair any such right or power or shall be construed to be a waiver of any such default or acquiescence therein and provided further that no act or omission either of the Warrant Agent or of the Warrantholders shall extend to or be taken in any manner whatsoever to affect any subsequent default hereunder of the rights resulting therefrom.

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11.3       Immunity of Shareholders

Subject to any rights or remedies available to the Warrantholders under applicable securities legislation or otherwise, the Warrant Agent and, by the acceptance of the Warrant Certificate or other evidence of ownership in the case of Uncertificated Warrants as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any incorporator or any past, present or future shareholder, director, officer, employee or agent of the Corporation or of any successor corporation on any covenant, agreement, representation or warranty by the Corporation contained herein or in the Warrant Certificates.

ARTICLE 12

MISCELLANEOUS PROVISIONS

12.1       Further Assurances

The parties covenant and agree from time to time, as may be reasonably required by any party hereto, to execute and deliver such further and other documents, agreements and assurances and do all matters and things which are convenient, advisable or necessary from time to time to carry out the intention of this Indenture more effectively and completely.

12.2       Unenforceable Terms

If any term, covenant or condition of this Indenture or the application thereof to any party or circumstance is invalid or unenforceable to any extent, the remainder of this Indenture or application of such term, covenant or condition to a party or circumstance other than those to which it is held invalid or unenforceable is not affected thereby and each remaining term, covenant or condition of this Indenture is valid and enforceable to the fullest extent permitted by law.

12.3       No Waiver

No consent or waiver, express or implied, by either party to or of any breach or default by the other party in the performance by the other party of its obligations hereunder is deemed or construed to be a consent or waiver to or of any other breach or default in the performance of obligations hereunder by such party. Failure on the part of either party to complain of any act or failure to act by the other party or to declare the other party in default, irrespective of how long such failure continues, does not constitute a waiver by such party of its rights hereunder.

12.4       Limitation of Liability

The obligations hereunder are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Corporation or of any successor corporation or any of the past, present or future officers, employees or agents of the Corporation or of any successor corporation, but only the property of the Corporation or of any successor corporation shall be bound in respect hereof.

12.5       Force Majeure

Neither party shall be liable to the other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental action or judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section.

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12.6       SEC Certification

The Corporation confirms that as at the date of execution of this Indenture it does not have a class of securities registered pursuant to Section 12 of the U.S. Exchange Act or have a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act. The Corporation covenants that in the event that (i) any class of its securities shall become registered pursuant to Section 12 of the U.S. Exchange Act or the Corporation shall incur a reporting obligation pursuant to Section 15(d) of the U.S. Exchange Act, or (ii) any such registration or reporting obligation shall be terminated by the Corporation in accordance with the U.S. Exchange Act, the Corporation shall promptly deliver to the Warrant Agent an Officer’s Certificate (in a form agreed by the Warrant Agent) notifying the Warrant Agent of such registration or termination and providing such other information as the Warrant Agent reasonably requires at the time. The Corporation acknowledges that the Warrant Agent is relying upon the foregoing representation and covenants in order to meet certain SEC obligations with respect to those clients who are subject to the periodic reporting requirements of the SEC.

12.7       Privacy Matters

The parties acknowledge that the Warrant Agent may, in the course of providing services hereunder, collect or receive financial and other personal information about such parties and/or their representatives, as individuals, or about other individuals related to the subject matter hereof, and use such information for the following purposes:

(a) to provide the services required under this Indenture and other services that may be requested from time to time;

(b) to help the Warrant Agent manage its servicing relationships with such individuals;

(c) to meet the Warrant Agent’s legal and regulatory requirements; and

(d) if Social Insurance Numbers are collected by the Warrant Agent, to perform tax reporting and to assist in verification of an individual’s identity for security purposes.

Each party acknowledges and agrees that the Warrant Agent may receive, collect, use and disclose personal information provided to it or acquired by it in the course of this Indenture for the purposes described above and, generally, in the manner and on the terms described in its Privacy Code, which the Warrant Agent shall make available on its website, https://www.astfinancial.com/ca-en or upon request, including revisions thereto. The Warrant Agent may transfer personal information to other companies in or outside of Canada that provide data processing and storage or other support in order to facilitate the services it provides.

Further, each party agrees that it shall not provide or cause to be provided to the Warrant Agent any personal information relating to an individual who is not a party to this Indenture unless that party has assured itself that such individual understands and has consented to the aforementioned uses and disclosures.

12.8       Enurement

This Indenture enures to the benefit of and is binding upon the parties hereto and their respective successors and assigns and subject to Section 8.6(g) may not be assigned by either party hereto without the consent in writing of the other party, such consent not to be unreasonably withheld.

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12.9       Counterparts and Formal Date

This Indenture may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to be dated as of the Closing Date.

12.10       Satisfaction and Discharge of Indenture

Upon the date by which there shall have been delivered to the Warrant Agent for exercise, cancellation or destruction all Warrants theretofore certified hereunder and if all certificates required to be issued in compliance with the provisions hereof have been issued and delivered hereunder, this Indenture (except for any indemnities given to the Warrant Agent) shall cease to be of further effect and the Warrant Agent, on demand of and at the cost and expense of the Corporation and upon delivery to the Warrant Agent of a certificate of the Corporation stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with, and upon payment to the Warrant Agent of the fees and other remuneration payable to the Warrant Agent, the Warrant Agent shall execute proper instruments acknowledging satisfaction of and discharging this Indenture. Notwithstanding the foregoing, the indemnities provided to the Warrant Agent by the Corporation hereunder shall remain in full force and effect and survive the termination of this Indenture.

12.11       Provisions of Indenture and Warrants for the Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

12.12       Rights of Rescission and Withdrawal for Holders

Should a holder of Warrants exercise any legal, statutory, contractual or other right of withdrawal or rescission that may be available to it, and the holder’s funds which were paid on exercise have already been released to the Company by the Warrant Agent, the Warrant Agent shall not be responsible for ensuring the exercise is cancelled and a refund is paid back to the holder. In such cases, the holder shall seek a refund directly from the Company and subsequently, the Company, upon surrender to the Company or the Warrant Agent of any underlying shares that may have been issued, or such other procedure as agreed to by the parties hereto, shall instruct the Warrant Agent in writing, to cancel the exercise transaction and any such underlying shares on the register, which may have already been issued upon the Warrant exercise. In the event that any payment is received from the Company by virtue of the holder being a shareholder for such Warrants that were subsequently rescinded, such payment must be returned to the Company by such holder. The Warrant Agent shall not be under any duty or obligation to take any steps to ensure or enforce that the funds are returned pursuant to this section, nor shall the Warrant Agent be in any other way responsible in the event that any payment is not delivered or received pursuant to this section. Notwithstanding the foregoing, in the event that the Company provides the refund to the Warrant Agent for distribution to the holder, the Warrant Agent shall return such funds to the holder as soon as reasonably practicable, and in so doing, the Warrant Agent shall incur no liability with respect to the delivery or non-delivery of any such funds.

Each original purchaser of Warrants will have a non-assignable contractual right of rescission if the Prospectus (including documents incorporated herein by reference) or any amendment thereto contains a misrepresentation (within the meaning of the Securities Act (Ontario)). This contractual right of rescission shall be subject to the defences, limitations and other provisions described under part XXIII of the Securities Act (Ontario), and is in addition to any other right or remedy available to original purchasers under section 130 of the Securities Act (Ontario) or otherwise at law. For greater certainty, the contractual right of rescission will entitle such original purchasers to receive the amount paid upon conversion, exchange or exercise, as well as the amount paid for the original Warrant, upon surrender of the underlying securities acquired thereby, in the event that the Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the Units under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the Units under this Prospectus. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province for the particulars of this right of action for damages, or consult with a legal adviser.

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12.13       Language

The parties have expressly required this Indenture and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que la présente convention ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

12.14       Formal Date and Effective Date

For the purpose of convenience this Indenture is referred to as bearing the formal date that is on the first page of this Indenture, however, notwithstanding such formal date, this Indenture becomes effective as between the Corporation and any particular Warrantholder upon the date of issuance of Warrants to such Warrantholder.

[Signature Page Follows]

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IN WITNESS WHEREOF the parties hereto have executed this Indenture under the hands of their proper officers in that behalf as of the date first written above.

PYROGENESIS CANADA INC.

Per:	(s) P. Peter Pascali
Name: P. Peter Pascali
Title: President, Chief Executive Officer

AST TRUST COMPANY (CANADA)

Per:	(s) Bertrand Gély
Name: Bertrand Gély
Title: Relationship Manager

Per:	(s) Susanne Tasche
Name: Susanne Tasche
Title: Corporate Actions Relationship
Manager

(Signature Page – Warrant Indenture)

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SCHEDULE “A”

FORM OF WARRANT CERTIFICATE

INCLUDE ON WARRANT CERTIFICATES ISSUED TO CDS:

“UNLESS THIS CERTIFICATE IS PRESENTED BY AN AUTHORIZED REPRESENTATIVE OF CDS CLEARING AND DEPOSITORY SERVICES INC. (“CDS”) TO PYROGENESIS CANADA INC. (THE “ISSUER”) OR ITS AGENT FOR REGISTRATION OF TRANSFER, EXCHANGE OR PAYMENT, AND ANY CERTIFICATE ISSUED IN RESPECT THEREOF IS REGISTERED IN THE NAME OF CDS, OR IN SUCH OTHER NAME AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS (AND ANY PAYMENT IS MADE TO CDS OR TO SUCH OTHER ENTITY AS IS REQUESTED BY AN AUTHORIZED REPRESENTATIVE OF CDS), ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL SINCE THE REGISTERED HOLDER HEREOF, CDS, HAS A PROPERTY INTEREST IN THE SECURITIES REPRESENTED BY THIS CERTIFICATE HEREIN AND IT IS A VIOLATION OF ITS RIGHTS FOR ANOTHER PERSON TO HOLD, TRANSFER OR DEAL WITH THIS CERTIFICATE.”

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WARRANT CERTIFICATE

PYROGENESIS CANADA INC.

(a corporation existing under the laws of Canada)

No. W-[Warrant]-2020	[Number] WARRANTS entitling the holder to acquire one Common Share for each Warrant, subject to adjustment as set out below

CUSIP NO: •
ISIN: •

THIS IS TO CERTIFY that, for value received, [Name] (the “Warrantholder”) is the registered holder of the number of common share purchase warrants (the “Warrants”) stated above and is entitled, on exercise of these Warrants upon and subject to the terms and conditions set forth herein and in the Indenture (as defined below), to purchase, at any time before the Expiry Time (as defined below), the number of fully paid and non-assessable common shares without par value (the “Common Shares”) in the capital of PyroGenesis Canada Inc. (the “Corporation”) as is equal to the number of Warrants represented hereby at an exercise price of $4.50 per Common Share (subject to adjustment as set out below and in the Indenture).

The Warrants represented by this certificate are issued under and pursuant to a certain indenture (the “Indenture”) made as of November 10, 2020 (the “Closing Date”) between the Corporation and the Warrant Agent, to which Indenture and any instruments supplemental thereto reference is hereby made for a full description of the rights of the holders of the Warrants and the terms and conditions upon which such Warrants are, or are to be, issued and held, all to the same effect as if the provisions of the Indenture and all instruments supplemental thereto were herein set forth, to all of which provisions the holder of these Warrants by acceptance hereof assents. Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Indenture. In the event of any conflict or inconsistency between the provisions of the Indenture and the provisions of this Warrant Certificate, except those that are necessary by context, the provisions of the Indenture shall prevail. The Corporation will furnish to the holder of this Warrant Certificate, upon request and without charge, a copy of the Indenture.

The Warrants represented by this Warrant Certificate are only exercisable at or prior to 5:00 p.m. (Toronto time) (the “Expiry Time”) on November 10, 2022 (the “Expiry Date”), provided that, if at any time before the Expiry Date, the volume weighted average trading price of the Common Shares on the TSX Venture Exchange (“TSXV”) (or if the Common Shares are not listed on the TSXV, then on such other recognized Canadian stock exchange on which the Common Shares are then listed) is greater than $6.75 over any 20 consecutive Trading Days, the Corporation shall be entitled, within 15 days of the occurrence of such event, to accelerate the Expiry Date of the Warrants to the date that is 30 days following the date that notice of such acceleration is provided to AST Trust Company (Canada) (the “Warrant Agent”, which expression includes any successor agent appointed under the Indenture) and to the Warrantholders (the “New Expiry Date”) in writing specifying the New Expiry Date (the “Acceleration Notice”). From and after the Expiry Time on the New Expiry Date specified in such Acceleration Notice, no Warrants may be issued or exercised, and all unexercised Warrants shall be void and of no effect following the New Expiry Date. For greater certainty, following the due issuance of an Acceleration Notice, the “Expiry Date” shall mean the New Expiry Date.

The right to purchase Common Shares may only be exercised by the Warrantholder within the time set forth above by:

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a)	duly completing and executing the exercise form (the “Exercise Form”) attached hereto in Appendix “1” in accordance with the instructions attached hereto in Appendix “3”; and

b)	surrendering this warrant certificate (the “Warrant Certificate”), with the Exercise Form to the Warrant Agent at the principal office of the Warrant Agent, at 1 Toronto Street, Suite 1200, Toronto, Ontario M5C 2V6, together with a certified cheque, bank draft or money order in the lawful money of Canada payable to or to the order of the Corporation in an amount equal to the purchase price of the Common Shares so subscribed for.

The surrender of this Warrant Certificate, the duly completed Exercise Form and payment as provided above will be deemed to have been effected only on personal delivery thereof to, or if sent by mail or other means of transmission on actual receipt thereof by, the Warrant Agent at its principal office as set out above. Any such exercise is subject to compliance with, and may be restricted by, Applicable Legislation or the laws of the United States. If, at the time of the exercise of the Warrants, there remain restrictions on resale under Applicable Legislation or the laws of the United States on the Common Shares acquired, the Corporation may endorse the certificates representing the Common Shares acquired with respect to such resale restrictions.

The Common Shares in respect of which the Warrants are exercised will be deemed to have been issued on the date of such exercise, at which time the Warrantholder will be deemed to have become the holder of record of such Common Shares.

After the exercise of Warrants, the Warrant Agent shall within three (3) Business Days of such exercise cause to be mailed or delivered to the Warrantholder at its address specified in the register for the Warrants maintained by the Warrant Agent or as otherwise specified in the Exercise Form, certificates for the appropriate number of Common Shares issuable in respect of such Warrants or any other appropriate evidence of the issuance of Common Shares to such Warrantholder in respect of Common Shares issued under the book entry registration system, not exceeding those which such Warrantholder is entitled to acquire pursuant to the Warrants so exercised. If the holder of this Warrant Certificate exercises some but not all of the Warrants represented hereby, he or she will be entitled to receive, without charge, a new Warrant Certificate representing the unexercised number of the Warrants represented hereby. No fractional Common Shares will be issued upon exercise of any Warrant.

The holder of this Warrant Certificate may at any time up to the Expiry Time, upon written instruction delivered to the Warrant Agent and payment of the charges provided for in the Indenture and otherwise in accordance with the provisions of the Indenture, exchange this Warrant Certificate for other Warrant Certificates evidencing Warrants entitling the holder to acquire in the aggregate the same number of Common Shares as may be acquired under this Warrant Certificate.

The Warrant Indenture contains provisions for the adjustment of the Exercise Price payable for each Common Share upon the exercise of Warrants and the number of Common Shares issuable upon the exercise of Warrants in the events and in the manner set forth therein.

The Indenture also contains provisions making binding on all holders of Warrants outstanding thereunder resolutions passed at meetings of holders of Warrants held in accordance with the provisions of the Indenture and instruments in writing signed by Warrantholders of Warrants entitled to purchase a specific majority of the Common Shares that can be purchased pursuant to such Warrants.

The holding of the Warrants evidenced by this Warrant Certificate does not constitute the Warrantholder a shareholder of the Corporation or entitle such holder to any right or interest except as expressly provided herein and in the Indenture.

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The Warrants may only be transferred by the Warrantholder (or its legal representatives or its attorney duly appointed), on the register kept at the office of the Warrant Agent, in accordance with applicable laws and upon compliance with the conditions set out in the Indenture, by delivering to the Warrant Agent’s Toronto office a duly executed Form of Transfer attached as Appendix “2” hereto and complying with such other reasonable requirements as the Corporation and the Warrant Agent may prescribe, and such transfer shall be duly noted on the register by the Warrant Agent.

Neither the Warrants nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or U.S. state securities laws. The Warrants may not be exercised in the United States, or by or on behalf of, or for the account or benefit of, a U.S. person or a person in the United States, unless (i) this Warrant and such Common Shares have been registered under the U.S. Securities Act and the applicable laws of any such state, or (ii) an exemption from such registration requirements is available and the requirements set forth in the Exercise Form have been satisfied. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act. The holder understands that the Warrants represented hereby may not be exercised within the United States or by or for the account or benefit of a U.S. person or a person in the United States, and the Common Shares issuable upon exercise of such Warrants may not be delivered within the United States unless the holder provides documentation satisfactory to the Corporation and the Warrant Agent (which may, at the option of the Corporation and Warrant Agent, include an opinion from U.S. counsel to the holder that is in satisfactory form to the Corporation and Warrant Agent) to the effect that such exercise is being made in transaction that is exempt from the registration requirements of the U.S. Securities Act. Any Warrant Shares so issued in the United States or to U.S. Persons will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and will be issued in physical certificated form bearing a legend describing applicable transfer restrictions under the U.S. Securities Act.

After the exercise of any of the Warrants represented by this Warrant Certificate, the Warrantholder shall no longer have any rights under either the Indenture or this Warrant Certificate with respect to such Warrants, other than the right to receive certificates representing the Common Shares issuable on the exercise of those Warrants, and those Warrants shall be void and of no further value or effect.

Time shall be of the essence hereof.

This Warrant Certificate will not be valid for any purpose until it has been countersigned by or on behalf of the Warrant Agent from time to time in accordance with the Indenture.

This Warrant Certificate shall be construed in accordance with the laws of the Province of Québec and the federal laws of Canada applicable therein and shall be treated in all respects as a Québec contract.

The parties have expressly required this Warrant Certificate and all other documents required or permitted to be given or entered into pursuant hereto to be drawn up in the English language only. Les parties ont expressément demandé que le présent certificat ainsi que tout autre document à être ou pouvant être donné ou conclu en vertu des dispositions des présentes, soient rédigés en langue anglaise seulement.

[Remainder of page intentionally left blank. Signature page follows.]

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IN WITNESS WHEREOF the Corporation has caused this Warrant Certificate to be executed by its duly authorized officer as of [•], 2020.

PYROGENESIS CANADA INC.

By:
P. Peter Pascali, President and Chief Executive Officer

COUNTERSIGNED BY the Warrant Agent in   , Canada as of [•], 2020.

AST TRUST COMPANY (CANADA)

By:
Authorized Signatory

APPENDIX “1”

WARRANT CERTIFICATE - EXERCISE FORM

TO:       PYROGENESIS CANADA INC. (the “Corporation”)

AND TO:          AST TRUST COMPANY (CANADA)

1.	The undersigned holder of the Warrants evidenced by this Warrant Certificate hereby irrevocably subscribes for and exercises the right to acquire • Common Shares in the capital of the Corporation (or such number of other securities or property to which such Warrants entitle the undersigned in lieu thereof or in addition thereto under the provisions of the accompanying Warrant Certificate) according to the provisions of the Warrant Certificate and the provisions of the Indenture referenced in the accompanying Warrant Certificate. Any capitalized term in this exercise form that is not otherwise defined herein, shall have the meaning ascribed thereto in the Warrant Certificate.

2.	Exercise Price Payable: (the number in point 1 above multiplied by $4.50, subject to adjustment).

3.	The Common Shares (or other securities or property) are to be registered as follows:

Name:                                           (Print clearly)

Address in full:

Number of Common Shares:

4.	Such securities should be sent by courier to:

Name:                                           (Print clearly)

Address in full:

☐	Please check if the certificates representing the Common Shares are to be delivered at the office where this Warrant Certificate is surrendered, failing which such certificates will be mailed to the address set out above. Certificates will be delivered or mailed as soon as practicable after the surrender of this Warrant Certificate to the Warrant Agent.

If the number of Warrants exercised is less than the number of Warrants represented hereby, the undersigned requests that the new Warrant Certificate representing the balance of the Warrants be registered in the name of the undersigned and should be sent by courier to:

Name:                                           (Print clearly)

Address in full:

The undersigned represents that it is (check one):

☐ (i) not in the United States; (ii) not a U.S. person and is not exercising such Warrant on behalf of a U.S. person or a person in the United States; and (iii) is not executing this exercise form in the United States. For purposes hereof, “United States” and “U.S. person” shall have the meanings given to such terms in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”); or

☐ Concurrently herewith is providing documentation satisfactory to the Corporation and the Warrant Agent (which may, at the option of the Corporation and Warrant Agent, include an opinion from U.S. counsel to the holder that is in satisfactory form to the Corporation and Warrant Agent) to the effect that such exercise is being made in transaction that is exempt from the registration requirements of the U.S. Securities Act. Any Warrant Shares so issued in the United States or to U.S. Persons will be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and will be issued in physical certificated form bearing a legend describing applicable transfer restrictions under the U.S. Securities Act.

DATED at •, •, this • day of •, 20•.

Signature Witnessed or Guaranteed (See	(Signature of Warrantholder, to be the same as
instructions to Warrantholders in Appendix “3”)	appears on the face of this Warrant Certificate)

Name of Warrantholder:

Address (Please print):

Notes to Warrantholders:

1.	In order to voluntarily exercise the Warrants represented by this certificate, prior to the Expiry Time, and be deemed to have become the holder or holders of records of the Warrant Shares pursuant to section 5.3 of the Indenture, this exercise form must be delivered to the Warrant Agent, together with this Warrant Certificate. Refer to the instructions to Warrantholders attached as Appendix “3” to this Warrant Certificate.

2.	If this exercise form indicates that the Common Shares are to be issued to a person or persons other than the registered holder of this Warrant Certificate, the signature of such holder on the exercise form must be guaranteed by a Canadian Schedule 1 chartered bank, a member of the Securities Transfer Association Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP).

3.	The undersigned understands that upon the exercise of the Warrants issued in the United States or to, or for the account or benefit of, a U.S. person or a person in the United States, the underlying Common Shares will continue to be “restricted securities” within the meaning of Rule 144(a)(3) under the U.S. Securities Act and may be offered, sold or otherwise transferred only (i) to the Corporation; or (ii) outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in each case in compliance with applicable laws and regulations of Canada or the provinces thereof, provided that the Form of Transfer also complies with the transfer restrictions set forth in Section 2.6 of this Indenture.

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APPENDIX “2”

WARRANT CERTIFICATE - FORM OF TRANSFER

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE TRANSFERRED TO A U.S. PERSON OR TO ANY PERSON IN THE UNITED STATES OR TO OR FOR THE ACCOUNT OR BENEFIT OF A U.S. PERSON OR PERSON IN THE UNITED STATES.

TO: PYROGENESIS CANADA INC. (the “Corporation”)

AND TO: AST TRUST COMPANY (CANADA)

FOR VALUE RECEIVED the undersigned hereby sells, assigns and transfers to

                                                                                                                                                                                                                                                       (print name and address) the Warrants represented by this Warrant Certificate and hereby irrevocably constitutes and appoints                      as its attorney with full power of substitution to transfer the said securities on the appropriate register of the Warrant Agent.

The undersigned hereby certifies that the transfer of these securities is not being made to, and the offer of these securities was not made to, and the person named above is not, a person in the United States or a U.S. person (a “U.S. Person”) (as such terms are defined in Regulation S under the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”)).

In the case of Warrants held by, or for the account or benefit of, a person in the United States or a “U.S. Person”, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

☐	(a) the transfer is being made only to the Corporation; or

☐	(b) the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable laws and regulations of Canada or the provinces thereof.

[Remainder of page intentionally left blank. Signature page follows.]

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DATED this • day of •, 20•.

SPACE FOR GUARANTEES OF )
SIGNATURES (BELOW) )
)
)	Signature of Transferor

)
)
Guarantor’s Signature/Stamp )	Name of Transferor

CERTAIN REQUIREMENTS RELATING TO TRANSFERS – READ CAREFULLY

The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. All securityholders or a legally authorized representative must sign this form. The signature(s) on this form must be guaranteed in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. Notarized or witnessed signatures are not acceptable as guaranteed signatures. As at the time of closing, you may choose one of the following methods (although subject to change in accordance with industry practice and standards):

•	Canada and the United States: A Medallion Signature Guarantee obtained from a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Many commercial banks, savings banks, credit unions, and all broker dealers participate in a Medallion Signature Guarantee Program. The Guarantor must affix a stamp bearing the actual words “Medallion Guaranteed”, with the correct prefix covering the face value of the certificate.

•	Canada: A Signature Guarantee obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust. The Guarantor must affix a stamp bearing the actual words “Signature Guaranteed”, sign and print their full name and alpha numeric signing number. Signature Guarantees are not accepted from Treasury Branches, Credit Unions or Caisse Populaires unless they are members of a Medallion Signature Guarantee Program. For corporate holders, corporate signing resolutions, including certificate of incumbency, are also required to accompany the transfer, unless there is a “Signature & Authority to Sign Guarantee” Stamp affixed to the transfer (as opposed to a “Signature Guaranteed” Stamp) obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a Medallion Signature Guarantee with the correct prefix covering the face value of the certificate.

•	Outside North America: For holders located outside North America, present the certificates(s) and/or document(s) that require a guarantee to a local financial institution that has a corresponding Canadian or American affiliate which is a member of an acceptable Medallion Signature Guarantee Program. The corresponding affiliate will arrange for the signature to be over-guaranteed.

OR

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The signature(s) of the transferor(s) must correspond with the name(s) as written upon the face of this certificate(s), in every particular, without alteration or enlargement, or any change whatsoever. The signature(s) on this form must be guaranteed by an authorized officer of Royal Bank of Canada, Scotia Bank or TD Canada Trust whose sample signature(s) are on file with the transfer agent, or by a member of an acceptable Medallion Signature Guarantee Program (STAMP, SEMP, NYSE, MSP). Notarized or witnessed signatures are not acceptable as guaranteed signatures. The Guarantor must affix a stamp bearing the actual words: “SIGNATURE GUARANTEED”, “MEDALLION GUARANTEED” OR “SIGNATURE & AUTHORITY TO SIGN GUARANTEE”, all in accordance with the transfer agent’s then current guidelines and requirements at the time of transfer. For corporate holders, corporate signing resolutions, including certificate of incumbency, will also be required to accompany the transfer unless there is a “SIGNATURE & AUTHORITY TO SIGN GUARANTEE” Stamp affixed to the Form of Transfer obtained from an authorized officer of the Royal Bank of Canada, Scotia Bank or TD Canada Trust or a “MEDALLION GUARANTEED” Stamp affixed to the Form of Transfer, with the correct prefix covering the face value of the certificate.

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APPENDIX “3”

WARRANT CERTIFICATE - INSTRUCTIONS TO WARRANTHOLDERS

TO EXERCISE:

If the Warrantholder exercises Warrants prior to the Expiry Time pursuant to section 5.1 of the Indenture, it must complete, sign and deliver:

(a)	the Exercise Form, attached as Appendix “1”;
(b)	the Warrant Certificates; and
(c)	a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Corporation in an amount equal to the Exercise Price multiplied by the number of Warrant Shares subscribed for to the Warrant Agent. In the event that the payment of the aggregate Exercise Price is in the form of an uncertified cheque or unguaranteed funds, the Warrant Agent shall be entitled to delay the time of payment of the Exercise Price to the Corporation until such uncertified or unguaranteed funds have cleared in the ordinary course of the financial institution upon which the same are drawn, to the Warrant Agent indicating the number of Common Shares to be acquired. In such case, the signature of such registered holder on the Exercise Form must be witnessed.

TO TRANSFER:

If the Warrantholder wishes to transfer Warrants, then the Warrantholder must complete, sign and deliver (as appropriate):

(a)	the Transfer Form attached as Appendix “2”; and
(b)	the Warrant Certificates,

to the Warrant Agent indicating the number of Warrants to be transferred.

If the Warrant Certificate is transferred, the Warrantholder’s signature on the Transfer Form must be guaranteed by an authorized officer of a chartered bank or an investment dealer who is a member of a recognized stock exchange.

For the protection of the holder, it would be prudent to use registered mail if forwarding by mail.

GENERAL:

If the Transfer Form or Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the Warrant Certificate must also be accompanied by evidence of authority to sign satisfactory to the Warrant Agent.

The name and address of the Warrant Agent is:

AST Trust Company (Canada)

1 Toronto Street, Suite 1200

Toronto, Ontario M5C 2V6

Attn : Corporate Actions Department

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